Exhibit 99.1

Notice of Meeting

and

Management Information Circular

for the

Annual Meeting of Shareholders

Wednesday, April 13, 2011
at 4:00 pm (Toronto time)
______________________

The Four Seasons Hotel, Regency West Room, 2nd Floor
21 Avenue Road, Toronto, Ontario, Canada

FIRSTSERVICE CORPORATION

ANNUAL MEETING OF SHAREHOLDERS

THIS BOOKLET EXPLAINS:

•	Details of the matters to be voted upon at the annual meeting (the "Meeting") of shareholders of FirstService Corporation (the "Corporation"); and

•	How to exercise your vote even if you are unable to attend the Meeting.

THIS BOOKLET CONTAINS:

•	The notice of annual meeting of shareholders (the "Notice of Meeting");

•	A management information circular (the "Circular"); and

•	A form of proxy (a "Form of Proxy") that you may use to vote your shares without attending the Meeting.

This Circular and Form of Proxy are furnished in connection with the solicitation of proxies by or on behalf of the management of the Corporation for use at the Meeting to be held on Wednesday, April 13, 2011, at 4:00 p.m. (Toronto time).

At this Meeting, management will report on the Corporation's performance for the fiscal year ended December 31, 2010 and the Corporation's plans for the coming year. The Meeting will deal with, among other things, the usual matters of governance, including the presentation of financial results, the election of directors and the appointment of auditors. Your presence, or at least your vote if you are unable to attend in person, is important.

REGISTERED SHAREHOLDERS

A Form of Proxy is enclosed that may be used to vote your shares if you are unable to attend the Meeting in person. Instructions on how to vote using this Form of Proxy are found in the Circular.

NON-REGISTERED BENEFICIAL SHAREHOLDERS

If your shares are held on your behalf, or for your account, by a broker, securities dealer, bank, trust company or similar entity (an "Intermediary"), you may not be able to vote unless you carefully follow the instructions provided by your Intermediary with this booklet.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by the Corporation is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the "US Exchange Act"), by virtue of an exemption applicable to proxy solicitations by "foreign private issuers" as defined in Rule 3b-4 under the US Exchange Act. Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the US Exchange Act.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting (the "Meeting") of the shareholders of FirstService Corporation (the "Corporation") will be held at The Four Seasons Hotel, Regency West Room, 2nd Floor, 21 Avenue Road, Toronto, Ontario M5R 2G1 on Wednesday, April 13, 2011, at 4:00 p.m. (Toronto time) for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2010 and the report of the auditors' thereon;

2.	to appoint PricewaterhouseCoopers LLP as independent auditors of the Corporation and to authorize the directors to fix their remuneration;

3.	to elect the directors of the Corporation for the ensuing year; and

4.	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The board of directors of the Corporation has fixed the close of business on Friday, March 11, 2011 as the record date for determining shareholders of record who are entitled to receive notice of the Meeting and to attend and vote at the Meeting, or at any adjournment(s) or postponement(s) thereof.

If you are a registered shareholder and are unable to attend the Meeting in person, please complete, sign, date and return the enclosed form of proxy to Equity Financial Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1, or by facsimile to (416) 595-9593, or complete the form of proxy by such other method as is identified, and pursuant to any instructions contained, in the form of proxy. In order to be valid for use at the Meeting, proxies must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment(s) or postponement(s) thereof.

If you are a non-registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting, either in person or by proxy.

Further information with respect to voting by proxy is included in the accompanying Management Information Circular.

DATED at Toronto, Ontario this 25th day of February, 2011.

By Order of the Board of Directors

DOUGLAS G. COOKE
Corporate Secretary

MANAGEMENT INFORMATION CIRCULAR

ANNUAL MEETING OF SHAREHOLDERS

APRIL 13, 2011

GENERAL PROXY MATTERS

Introduction

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management ("Management") of FirstService Corporation (the "Corporation") and its board of directors (the "Board") for use at the annual meeting of shareholders of the Corporation (the "Meeting") to be held at the time and place and for the purposes set forth in the accompanying notice of Meeting (the "Notice of Meeting"), and at any adjournment(s) or postponement(s) thereof. The Circular's purpose is to:

•	explain how you, as a shareholder of the Corporation, can vote at the Meeting, either in person or by transferring your vote to someone else to vote on your behalf;

•	request that you authorize the Chair of the Board (or his alternate) to vote on your behalf in accordance with your instructions set out on the accompanying form of proxy;

•
inform you about the business to be conducted at the Meeting, including the election of directors of the Corporation and the appointment of independent auditors of the Corporation for the coming year; and

•	give you some important background information to assist you in deciding how to vote.

A copy of this Circular is available at www.sedar.com.

Unless otherwise specifically stated, all information set forth herein is given as at February 25, 2011. In this Circular, references to "$", "C$" and "Canadian dollars" are to the lawful currency of Canada and references to "US$" and "United States dollars" are to the lawful currency of the United States of America. All dollar amounts herein are in Canadian dollars, unless otherwise stated. The address of the registered office of the Corporation is 1140 Bay Street, Suite 4000, Toronto, Ontario M5S 2B4.

Previous Change in Year-End

In May 2008, the Corporation elected to change its financial year-end from March 31 to December 31. Accordingly, unless otherwise stated, any references herein to "fiscal 2008" or the "fiscal year ended December 31, 2008" refer the nine month transitional period ended December 31, 2008. A Notice of Change in Year-End was filed with regulators by the Corporation, a copy of which can obtained at www.sedar.com.

Live Webcast of the Meeting

Shareholders who are unable to attend the Meeting in person have the opportunity to listen to a live webcast of the Meeting. The details concerning the live webcast will be provided on the Corporation's website at www.firstservice.com prior to the Meeting. Shareholders unable to listen to the live webcast will also be able to listen to a recorded version of the Meeting at a later date, as one will be made available on the Corporation's website.

Solicitation of Proxies

The form of proxy accompanying this Circular is being solicited on behalf of Management in connection with the Meeting. The solicitation of proxies will be primarily by mail, but some proxies may be solicited by newspaper publication, personal interviews, email, telephone or facsimile communication by directors, officers or employees (or representatives thereof) of the Corporation, who will not be specifically compensated therefor, or agents of the Corporation who will be specifically compensated therefor. All costs of the solicitation will be borne, directly or indirectly, by the Corporation. As of the date hereof, no agent of the Corporation has been engaged to solicit proxies.

Information For Non-Registered Shareholders

Holders of Shares who are Non-Registered Shareholders

Subject to applicable laws, the only shareholders entitled to vote at the Meeting are those whose names have been entered into the Corporation's register as holders of voting shares (each a "Registered Shareholder"). However, the shares of the majority of voting shareholders are registered in the name of nominee accounts, usually The Canadian Depository for Securities Limited ("CDS"). CDS acts as clearing agent for brokers and other intermediaries (the "Intermediaries") who, in turn, act on behalf of the holders of voting shares (the "Non-Registered Shareholders").

As a result, Non-Registered Shareholders can only exercise their rights as beneficial owners of voting shares through CDS or a participant in the CDS depository service. This means that in order for Non-Registered Shareholders to exercise their rights to vote their shares at the Meeting, they must provide voting instructions to the Registered Shareholder. If Non-Registered Shareholders wish to vote their shares, they must carefully review and follow the voting instructions provided by their Intermediary.

Delivery of Voting Instructions by Non-Registered Shareholders

Applicable regulatory policies require Intermediaries to seek voting instructions from Non-Registered Shareholders in advance of shareholder meetings. Each Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Shareholders in order to ensure their shares are voted at the Meeting. Generally, Non-Registered Shareholders who receive meeting materials will be given either:

(a)
a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. This form of proxy need not be signed by the Non-Registered Shareholder. In this case, the Non-Registered Shareholder who wishes to submit a proxy should complete the rest of the form of proxy and deliver the proxy in accordance with the instructions provided by the Intermediary; or

(b)
a voting instruction form which must be completed and signed by the Non-Registered Shareholder in accordance with the directions on the voting instruction form and returned to the Intermediary or its service company. In some cases, the completion of the voting instruction form by telephone, the internet or facsimile is permitted.

The purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares that they beneficially own. These procedures do not permit a Non-Registered Shareholder to vote shares in person at a Meeting.

Voting in Person by Non-Registered Shareholders

A Non-Registered Shareholder who receives a form of proxy or a voting instruction form and wishes to vote at the Meeting in person should strike out the names of the persons designated in the form of proxy and insert the Non-Registered Shareholder's name in the blank space provided or, in the case of a voting instruction form, follow the corresponding directions on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

Execution and Deposit of Proxy by Registered Shareholders

If a shareholder is an individual, the form of proxy must be executed by the shareholder or a duly authorized attorney of the shareholder. If a shareholder is a corporation or other form of entity, the form of proxy must be executed by a duly authorized attorney or officer of the corporation or other form of entity. Where a form of proxy is executed by an attorney or officer of a corporation or other form of entity, the authorizing documents (or notarized copies thereof) should accompany the form of proxy. To be valid, an executed form of proxy must be received at the offices of Equity Financial Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1, if sent by facsimile, to (416) 595-9593, or if by such other method as is identified in the form of proxy, in accordance with the instructions set out in the form of proxy, in any case, not later than 4:00 p.m. (Toronto time) on Monday, April 11, 2011 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned Meeting. The Chair of the Meeting retains the discretion to accept proxies filed subsequently.

Manner Proxies Will Be Voted

The shares represented by the accompanying form of proxy will be voted or be withheld from voting, as the case may be, on any ballot that may be called for at the Meeting and, subject to the provisions of the Business Corporations Act (Ontario) ("OBCA"), where a choice is specified in respect of any matter to be acted upon, will be voted in accordance with the specification made. If you have NOT specified how to vote on a particular matter, your proxyholder is entitled to vote your shares as he or she sees fit. Please note that if your form of proxy does not specify how to vote on any particular matter, and if you have authorized either of the persons named therein to act as your proxyholder (by leaving the line for the proxyholder's name blank on the form of proxy), your shares will be voted at the Meeting as follows:

•	FOR the election of the seven nominees to the board of directors of the Corporation, those nominees all being current directors of the Corporation; and

•
FOR the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as independent auditors of the Corporation and to authorize the board of directors of the Corporation to fix the auditors' remuneration.

For more information on these matters, please see the section entitled "Business of the Meeting" below. If any other matters properly arise at the Meeting that are not described in the Notice of Meeting, or if any amendments are proposed to the matters described in the Notice of Meeting, your proxyholder is entitled to vote your shares as he or she sees fit. The Notice of Meeting sets out all the matters to be determined at the Meeting that are known to Management as of February 25, 2011.

Alternate Proxy

Each shareholder has the right to appoint a person other than the persons named in the accompanying form of proxy, who need not be a shareholder, to attend and act for him or her and on his or her behalf at the Meeting. Any shareholder wishing to exercise such right may do so by striking out the names of the Management nominees and inserting in the blank space provided in the accompanying form of proxy the name of the person whom such shareholder wishes to appoint as proxy, or by duly completing another proper form of proxy and depositing the same with Equity Financial Trust Company in the manner and within the time period specified under "Execution and Deposit of Proxy by Registered Shareholders" above. The proxyholder may attend and act for the shareholder at the Meeting and any adjournment(s) or postponement(s) thereof.

Revocability of Proxy

A shareholder giving a proxy has the power to revoke it. Such revocation may be made by the shareholder attending the Meeting, duly executing another form of proxy bearing a later date and depositing the same before the specified time, or may be made by written instrument revoking such proxy executed by the shareholder or by his or her attorney authorized in writing and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or with the Chair of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law. If such written instrument is deposited with the Chair of the Meeting on the day of the Meeting or any adjournment thereof, such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

Quorum

The by-laws of the Corporation provide that the presence of any two shareholders entitled to vote at the Meeting, whether present in person or represented by proxy, constitutes a quorum. If a quorum is present at the opening of the Meeting, the shareholders present or represented by proxy may proceed with the business of the Meeting, notwithstanding that a quorum is not present throughout the Meeting.

Authorized Capital, Voting Shares and Principal Holders Thereof

The authorized capital of the Corporation consists of an unlimited number of preference shares, issuable in series, of which an unlimited number are designated as 7% Cumulative Preference Shares, Series 1 (the "Series 1 Shares"), an unlimited number of subordinate voting shares (the "Subordinate Voting Shares") and an unlimited number of multiple voting shares (the "Multiple Voting Shares"). The holders of Subordinate Voting Shares are entitled to one (1) vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Corporation. The holders of Multiple Voting Shares are entitled to twenty (20) votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Corporation. Except as otherwise provided by law or in the conditions attaching to the preference shares as a class, the holders of the Series 1 Shares are not entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation. When entitled to vote on any matter, each holder of Series 1 Shares shall have one (1) vote in respect of each Series 1 Share held. The Corporation also has outstanding US$77,000,000 aggregate principal amount of 6.50% Convertible Unsecured Subordinated Debentures due December 31, 2014 (the "Debentures"). The holders of the Debentures are not entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation. Voting at the Meeting will be by show of hands, except where a ballot is demanded by a shareholder or proxyholder entitled to vote at the Meeting.

As at February 25, 2011, the Corporation has outstanding 29,052,580 Subordinate Voting Shares (having 52.3% of the total votes attached to all equity shares), 1,325,694 Multiple Voting Shares (having 47.7% of the total votes attached to all equity shares) and 5,772,274 Series 1 Shares. Only those holders of outstanding Subordinate Voting Shares and Multiple Voting Shares of record at the close of business on March 11, 2011 (the "Record Date") are entitled to vote at the Meeting or any adjournment(s) thereof. Each shareholder will be entitled to vote with respect to such number of Subordinate Voting Shares and Multiple Voting Shares shown as registered in his, her or its name on the list of shareholders as of the Record Date prepared by the Corporation, which list is available for inspection by shareholders at the Meeting or, after the 10th day following the Record Date, during usual business hours at the registered office of the Corporation or the office of the registrar and transfer agent of the Subordinate Voting Shares and Multiple Voting Shares.

The following table sets forth the only persons who, to the knowledge of the directors and executive officers of the Corporation, beneficially own, or control or direct, directly or indirectly, 10% or more of the issued and outstanding Subordinate Voting Shares or Multiple Voting Shares, the approximate number of outstanding Subordinate Voting Shares and Multiple Voting Shares beneficially owned, or controlled or directed, directly or indirectly, by such persons and the percentage of outstanding Subordinate Voting Shares and Multiple Voting Shares and votes represented by the number of Subordinate Voting Shares and Multiple Voting Shares so owned or controlled or directed:

	Number of Shares Owned or Controlled or Directed		Percentage of Shares		Percent of
	Subordinate Voting Shares	Multiple Voting Shares	Subordinate Voting Shares	Multiple Voting Shares	Total Voting Equity	Total Votes
Jay S. Hennick (1) Toronto, Ontario	1,315,609	1,325,694	4.5%	100.0%	8.7%	50.1%
________

Note:

(1)
1,103,974 Subordinate Voting Shares, 1,325,694 Multiple Voting Shares and 1,433,789 Series 1 Shares are held by Henset Capital Inc., a corporation controlled by Mr. Hennick; 33,200 Subordinate Voting Shares and 4,760 Series 1 Shares are held in a registered retirement savings plan of which Mr. Hennick is the annuitant; 158,400 Subordinate Voting Shares are held by The Jay and Barbara Hennick Family Foundation, a corporation without share capital directed by Mr. Hennick; and 20,035 Subordinate Voting Shares are held by Mr. Hennick directly.

Certain Rights of Holders of Subordinate Voting Shares

The following is a summary of the rights attaching to the Subordinate Voting Shares in the event that a take-over bid is made for Multiple Voting Shares. Reference should be made to the articles of the Corporation for the full text of these provisions.

If a take-over bid (as defined in the Securities Act (Ontario)) is made to the holders of the Multiple Voting Shares, each Subordinate Voting Share shall become convertible into a Multiple Voting Share at the option of the holder thereof at any time during the period commencing on the eighth day after the date on which the offer is made and ending on the last date upon which holders of Multiple Voting Shares will be entitled to accept the offer. However, this conversion right shall not come into effect if:

(a)
an identical offer is made concurrently to purchase Subordinate Voting Shares (if any are then issued and outstanding), which offer has no condition attached to it other than the right to not take-up and pay for shares tendered if no shares are purchased pursuant to the take-over bid for Multiple Voting Shares;

(b)
holders of more than 50% of the issued and outstanding Multiple Voting Shares deliver a certificate or certificates to the Corporation's transfer agent certifying that such holders will not deposit such Multiple Voting Shares under the take-over bid therefor; or

(c)	the take-over bid for Multiple Voting Shares is not completed by the offeror.

The articles of the Corporation provide that a holder of Multiple Voting Shares is entitled at any time and from time to time to convert all or any part of the Multiple Voting Shares held by such holder into Subordinate Voting Shares on a share-for-share basis, upon irrevocable notice.

Jay S. Hennick and Henset Capital Inc. (the "Multiple Voting Shareholder") are subject to an agreement (the "Trust Agreement") with The Equitable Trust Company (the "Trustee") and the Corporation in order to provide the holders of Subordinate Voting Shares with certain additional rights in the event that a take-over bid, having certain characteristics, is made for the Multiple Voting Shares. Under applicable securities law, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares.

The Trust Agreement prevents the sale, directly or indirectly, of Multiple Voting Shares owned by the Multiple Voting Shareholder pursuant to a take-over bid at a price per share in excess of 115% of the then current market price of the Subordinate Voting Shares as determined under such legislation. This prohibition does not apply if: (a) such sale is made pursuant to an offer to purchase Multiple Voting Shares made to all holders of Multiple Voting Shares and an offer identical in all material respects is made concurrently to purchase Subordinate Voting Shares, which identical offer has no condition attached other than the right not to take-up and pay for shares tendered if no shares are purchased pursuant to the offer for Multiple Voting Shares; or (b) there is a concurrent unconditional offer to purchase all of the Subordinate Voting Shares at a price per share at least as high as the highest price per share paid pursuant to the take-over bid for the Multiple Voting Shares.

The Trust Agreement provides, among other things, that prior to any direct or indirect transfer of any or all of the Multiple Voting Shares owned by the Multiple Voting Shareholder to any party other than a member of the Hennick Family (as defined below), the transferred Multiple Voting Shares will be automatically converted to Subordinate Voting Shares. The Trust Agreement does not prevent certain indirect sales resulting from the transfer of shares of a corporation which, directly or indirectly, controls or is controlled by the Multiple Voting Shareholder or the Corporation where the transferor and transferee are members of the Hennick Family and the transferee is the spouse or child of the transferor and where the sale is otherwise made in accordance with applicable law. The phrase "Hennick Family" is defined to mean: (i) Jay S. Hennick; (ii) the spouse, children or estate of Jay S. Hennick; (iii) the spouse, children or estate of Sam Hennick; (iv) a trust, the sole beneficiaries of which are any of the foregoing; and (v) any and all corporations or entities which are directly or indirectly controlled by any of the foregoing.

The Trust Agreement contains provisions for the authorization of action by the Trustee to enforce the rights thereunder on behalf of the holders of the Subordinate Voting Shares. No holder of Subordinate Voting Shares has the right, other than through the Trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Trust Agreement unless the Trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Subordinate Voting Shares after provision of reasonable funds and indemnity to the Trustee.

Holders of Subordinate Voting Shares may have additional rights under applicable securities legislation in the event of a take-over bid.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board considers good corporate governance practices to be an important factor in the overall success of the Corporation. Under National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Policy 58-201 – Corporate Governance Guidelines Practices (collectively, the "Corporate Governance Rules"), the Corporation is required to disclose information relating to its corporate governance practices as set out below. The Corporation is committed to adopting and adhering to corporate governance practices that either meet or exceed applicable corporate governance standards. The Corporation believes that its corporate governance practices should be compared to the highest standards currently in force and applicable to it as well as to best market practices.

In addition, the Corporation believes that director, officer and employee honesty and integrity are important factors in ensuring good corporate governance, which in turn improves corporate performance and benefits all shareholders. To that end, the Board has adopted a Code of Ethics and Conduct, which code applies to all directors, officers and employees of the Corporation and its subsidiaries, and a Financial Management Code of Ethics and Conduct, which code applies to officers, senior management and senior financial and accounting personnel of the Corporation and its subsidiaries. The Code of Ethics and Conduct and the Financial Management Code of Ethics and Conduct can each be viewed on the Corporation's website (www.firstservice.com). Any deviations from the Code of Ethics and Conduct are required to be reported to an employee's supervisor and, if appropriate, the Chief Financial Officer of the Corporation and the Board. Any deviations from the Financial Management Code of Ethics and Conduct are required to be reported to the Director, Compliance and Risk Management, the Chief Executive Officer (the "CEO") and/or the Chair of the Audit Committee of the Board. Furthermore, the Corporation maintains an ethics hotline, FirstLine, and an ethic hotline policy in which any director, officer and employee of the Corporation or its subsidiaries has a responsibility to report any activity or suspected activity of which he or she may have knowledge relating to the integrity of the Corporation's financial reporting or which otherwise might be considered sensitive in preserving the Corporation's reputation. All reports made to the ethics hotline are reviewed by the Audit Committee.

Board Composition

The Board currently is comprised of eight members. A majority of the Board is comprised of independent directors. Six of the current eight members of the Board (or 75%), being David R. Beatty, Brendan Calder, Peter F. Cohen, John (Jack) P. Curtin, Jr., Bernard I. Ghert and Michael D. Harris, are considered by the Board to be independent directors within the meaning of the Corporate Governance Rules as each has "no direct or indirect material relationship" with the Corporation. The other two Board members are not independent directors within the meaning of the Corporate Governance Rules: Jay S. Hennick and Steven S. Rogers are members of management of the Corporation and a subsidiary company, respectively. In deciding whether a particular director is or is not an independent director, the Board examined the factual circumstances of each director and considered them in the context of many factors. The seven nominees for election to the Board at the Meeting are all current members of the Board. As a result of the requirements of his employment, John (Jack) P. Curtin, Jr. is not able to remain as a director of the Corporation after the Meeting and is therefore not a nominee for election to the Board at the Meeting. The Board has adopted a majority voting policy for the election of directors. See "Business of the Meeting – Election of Directors". There is currently no retirement policy for directors of the Corporation.

The Board recognizes the importance of independent leadership on the Board, as evidenced by its designation of Peter F. Cohen, an independent director, as Lead Director in February 2003. In May 2005, Mr. Cohen was appointed Chair of the Board, thereby separating the roles of Chair and CEO. Mr. Hennick, the Corporation's previous Chair, continues as the CEO of the Corporation. As Chair of the Board, Mr. Cohen provides leadership to directors in discharging their mandate, including by leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time, promoting cohesiveness among the directors and being satisfied that the responsibilities of the Board and its committees are well understood by the directors. The Chair of the Board is responsible for taking all reasonable measures to ensure that the Board fully executes its responsibilities. The Board does not have a written mandate, but rather has developed a formal position description for the Chair of the Board, the full text of which is attached as Exhibit A to the Corporation's Management Information Circular dated May 16, 2006 which is available on SEDAR at www.sedar.com. The position description for the Chair of the Board provides, among other things, that the Chair will: (i) ensure that all business required to come before the Board is brought before the Board such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of the Corporation; (ii) ensure the Board has the opportunity, at each regularly scheduled meeting, to meet separately without non-independent directors and management personnel present; and (iii) in conjunction with the relevant committee of the Board (and its Chair), review and assess the directors' meeting attendance records and the effectiveness and performance of the Board, its committees (and their Chairs) and individual directors.

Board Equity Ownership Policy

In April 2003, the Board approved a policy requiring that each director own at least US$100,000 worth of shares of the Corporation (subject to adjustment for share reorganizations). Such shares must be held at all times during the period that they are directors. Newly elected or appointed directors are permitted two years within which to attain the minimum ownership amount. All existing directors of the Corporation currently comply with this policy. In addition, all current directors of the Corporation own securities of the Corporation having a value of at least three times the amount of the retainer paid to non-employee directors. See the biographies, and the footnotes thereto, of each existing director set out under "Business of the Meeting – Election of Directors".

Board and Committee Process

In addition to having a Board comprised of a majority of independent directors, the Corporation has adopted a variety of structures to allow for the independence of the Board from Management. Those structures include the appointment in May 2005 of Peter F. Cohen, an independent director, as Chair of the Board with a mandate to assist the Board in fulfilling its duties effectively, efficiently and independent of Management, the practice of having the independent members of the Board or its committees meet as a group (with no members of Management, including the CEO, present) regularly at every Board meeting and committee meeting (4 such Board meetings and 7 such committee meetings took place in the fiscal year ended December 31, 2010), and members of the Board and its committees having the opportunity to initiate discussions with senior Management without the CEO present so that they may freely discuss any concerns they may have, and the ongoing monitoring of the relationship between the Board and its committees and Management by the Nominating and Corporate Governance Committee, which is composed entirely of independent directors. The Board believes that it and its committees have functioned, and continue to function, independently of Management.

The Corporation's CEO reports formally to the Board, and, where appropriate, to its committees, as well as less formally through discussions with members of the Board and its committees, to advise the Board and its committees on a timely basis of courses of action that are being considered by Management and are being followed. The Board exercises its responsibility for oversight through the approval of all significant decisions and initiatives affecting the Corporation. The Board is satisfied that the Corporation's CEO has reported to, and sought the consent of, the Board where necessary and appropriate. The Board has developed a formal position description for the CEO, the full text of which is attached as Exhibit B to the Corporation's Management Information Circular dated May 16, 2006 which is available on SEDAR at www.sedar.com. The position description for the CEO provides that the CEO has the primary responsibility for the management of the business and affairs of the Corporation. As such, the CEO establishes the strategic and operational orientation of the Corporation and, in so doing, provides leadership and vision for the effective overall management, profitability, increase in shareholder value and growth of the Corporation and for conformity with policies agreed upon by the Board. The CEO is directly accountable to the Board for all activities of the Corporation. The Board has not approved formal corporate objectives which the CEO is responsible for achieving; however, the Board and the CEO engage in regular dialogue regarding the performance of the senior management team, including the CEO, in achieving the Corporation's strategic objectives as determined by Management and the Board.

Management, working with the Board and the Nominating and Corporate Governance Committee, provides an orientation program for new directors and a continuing education program for all directors to familiarize and update them with respect to the Corporation and its businesses. Prior to agreeing to join the Board, new directors are given a clear indication of the workload and time commitment required. The Chair of the Board ensures the orientation program is carried out as directed by the Nominating and Governance Committee. New directors to the Corporation have generally been executives with extensive business experience. Orientation for these individuals is provided through a review of past Board materials and other private and public documents concerning the Corporation and visits to certain of the Corporation's businesses and offices. On a continuing basis, management of the Corporation and its divisions provide periodic presentations for the Board to ensure that directors are aware of Corporation operations, major business trends and industry practices, and directors are free to contact the CEO, the President, the Chief Financial Officer and other members of Management at any time to discuss any aspect of the Corporation's businesses. In May 2010, the CEO and COO, respectively, of the Corporation's Commercial Real Estate division (operating as Colliers International), gave a presentation to the Board on the strategy and plan to be implemented at Colliers International, particularly in light of Colliers International obtaining control over its global brand. Furthermore, in September 2010, the CEO, CFO and CIO, respectively, of the Corporation's Residential Management division delivered a presentation to the Board on the operations of the division and its opportunities for the future.

The Board, either directly or through Board committees, is responsible for overseeing the business and affairs of the Corporation and for approving the overall direction of the Corporation, in a manner which is in the best interests of the Corporation and its shareholders. At least four regular meetings and one strategy meeting of the Board are scheduled each year at which the directors review in detail the financial statements, operating reports, forecasts, future prospects, budgets and reports from the committees of the Board and from Management. The frequency of meetings as well as the nature of agenda items changes depending upon the state of the Corporation's affairs and in light of opportunities or issues that the Corporation may face. There were four Board meetings held during the fiscal year ended December 31, 2010. The meeting agenda is circulated in advance to all directors, meetings are scheduled well in advance and a core agenda of items, together with a book of materials, is circulated prior to each meeting.

Certain directors and executive officers of the Corporation are engaged in and will continue to engage in activities outside the Corporation, and as a result, certain directors and executive officers of the Corporation may become subject to conflicts of interest. The OBCA provides that in the event that a director or executive officer has an interest in a contract or proposed contract or agreement, the director or executive officer shall disclose his or her interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the OBCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the OBCA.

During fiscal 2010, none of the proposed nominees for election to the Board at the Meeting have served together as directors on the boards of other companies or as trustees for other entities. Please see the biographies under "Business of the Meeting – Election of Directors" for the name of each publicly traded issuer's board (other than the Corporation's) on which the nominees for election to the Board at the Meeting are currently, or were during the past five years, members.

Proportionate Representation

The Corporation is controlled by Jay S. Hennick who, directly or indirectly, owns approximately 4.5% of the total outstanding number of Subordinate Voting Shares and 100.0% of the Multiple Voting Shares (8.7% of total equity; 50.1% of total votes). Approximately 91.3% of the equity and 49.9% of the votes are held by shareholders other than the Corporation's significant shareholder. Six of the current eight directors (five of the seven directors to be elected at the Meeting), or 75% of the total number of current directors (71.4% of the total number of directors to be elected at the Meeting), are independent directors and are, therefore, free from any relationships with the significant shareholder. The Board believes that the membership on the Board of these six current directors (and, after the Meeting, the five directors) fairly reflects the investment in the Corporation by shareholders other than the Corporation's significant shareholder.

Board Committees

The Board has three standing committees: the Audit Committee, the Executive Compensation Committee (the "Compensation Committee") and the Nominating and Corporate Governance Committee (the "Governance Committee"). The roles of these committees are outlined below. Each committee reviews and assesses its mandate at least annually and has the authority to retain special legal, accounting or other advisors. From time to time ad hoc committees of the Board may be appointed. As the Board has plenary power, any responsibility which is not delegated to Management or a Board committee remains with the Board. The Board has not developed a formal position description for the Chair of any standing committee. However, the Board has developed a committee mandate for each standing committee which is sufficiently detailed and contains appropriate information to delineate the role and responsibilities of the applicable committee, and thereby the Chair of the applicable committee. The committee mandates are published on the Corporation's website (www.firstservice.com). The Board delineates the role and responsibilities of the Chair of the Audit Committee, the Compensation Committee and the Governance Committee by tasking the Chair of the applicable committee with taking all reasonable measures to ensure that the applicable committee executes and fulfills its responsibilities under the applicable committee mandate and assumes each of the responsibilities specifically given to a Chair of a committee under the applicable committee mandate.

Audit Committee

The Audit Committee is comprised of four members who are each independent and financially literate as required by Multilateral Instrument 52-110 – Audit Committees (the "Audit Committee Rule"). The members of the Audit Committee during the fiscal year ended December 31, 2010 were Messrs. Cohen, Beatty, Curtin (September 14, 2010 to present) and Ghert, Chair. Mr. Curtin will cease to be a member of the Audit Committee upon ceasing to be a director at the Meeting. The Audit Committee is appointed by, and assists, the Board in fulfilling its oversight responsibilities in the following principal areas: (i) accounting policies and practices, (ii) the financial reporting process, (iii) financial statements provided by the Corporation to the public, (iv) risk management including systems of internal accounting and financial controls, (v) appointing, overseeing and evaluating the work and independence of the external auditors, and (vi) compliance with applicable legal and regulatory requirements. The Audit Committee has the resources and the authority to discharge its responsibilities, including the authority to engage, at the expense of the Corporation, outside consultants, independent legal counsel and other advisors as it determines necessary to carry out its duties, without seeking approval of the Board or Management. The Audit Committee also has the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access and authority to communicate directly with the external auditors, legal counsel and officers and employees of the Corporation. The Audit Committee meets at least four times annually, or more frequently as circumstances dictate. There were five meetings of the Audit Committee held during the fiscal year ended December 31, 2010.

The Audit Committee reviews the annual and interim financial statements intended for circulation among shareholders and reports upon these to the Board prior to their approval by the full Board. The Audit Committee is also responsible for the integrity of the Corporation's internal accounting and control systems. The Audit Committee communicates directly with the Corporation's external auditors in order to discuss audit and related matters whenever appropriate. In addition, the Board may defer to the Audit Committee on other matters and questions relating to the financial position of the Corporation and its affiliates. All reports made to the Corporation's ethics hotline are reviewed by the Chair of the Audit Committee and then by the entire Audit Committee at its next meeting. The Board has adopted an Audit Committee mandate, a copy of which is annexed to the annual information form (the "AIF") of the Corporation for the year ended December 31, 2010 and is also published on the Corporation's website (www.firstservice.com). The education and related experience of each of the members of the Audit Committee that is relevant to the performance by such members of their responsibilities on such committee is described in the AIF under the heading "Audit Committee". A copy of the AIF is available on SEDAR at www.sedar.com.

The Audit Committee mandate provides that the Audit Committee must pre-approve all audit engagements and the provision by the external auditors of all non-audit services, including fees and terms for all audit and non-audit engagements. The Audit Committee may delegate the responsibility to pre-approve non-audit services to one of its members and any such delegated pre-approvals must be presented to the Audit Committee at its next scheduled meeting. The Audit Committee has delegated to the Chair of the Audit Committee, who is independent, the authority to act on behalf of the Audit Committee with respect to the pre-approval of all audit and permitted non-audit services provided by the external auditors from time to time. Any approvals by the Chair are reported to the full Audit Committee at its next meeting. The Audit Committee mandate further provides that the Audit Committee consider, assess and report to the Board with regard to the independence and performance of the external auditors. The Audit Committee has adopted a pre-approval policy pursuant to which the Corporation may not engage the Corporation's external auditor to carry out certain non-audit services that are deemed inconsistent with the independence of auditors under U.S. and Canadian applicable laws. The Audit Committee is also responsible for reviewing hiring policies for current and former partners or employees of the external auditors.

The Audit Committee mandate also provides, and the general practice at the Corporation is, that the Audit Committee will review and approve all material transactions and contracts entered into by the Corporation with any insider or related party of the Corporation, other than director, officer or employee compensation which is approved by the Compensation Committee. Material transactions and agreements related to compensation matters are generally reviewed and approved by the Compensation Committee. Otherwise, from time to time ad hoc committees of the Board may be appointed. In practice, and as is customary or appropriate, the Board has established "special" or "independent" ad hoc committees of the Board as needed from time to time to review, pass upon or deal with material matters (including considering transactions and agreements in respect of which a director or executive officer has or may have a material interest), and the committee members of any such ad hoc committee are selected and appointed based on their independence from management as well as their independence from the matter at hand which has required the establishment of such ad hoc committee.

The Board and the Audit Committee have established procedures (which procedures are subject to monitoring by the Audit Committee) for the receipt, retention and treatment of complaints or concerns received by the Corporation regarding accounting, internal accounting controls or auditing matters, including the anonymous submission by employees of concerns respecting accounting or auditing matters. Please refer to the Financial Management Code of Ethics and Conduct published on the Corporation's website (www.firstservice.com). Additional information regarding the Audit Committee has been included in the AIF in accordance with the Audit Committee Rule.

Compensation Committee

The Compensation Committee is comprised of three members, all of whom are independent directors within the meaning of the Corporate Governance Rules. The Compensation Committee, among other things, reviews and approves the compensation of the CEO and reviews the compensation of the other executive officers of the Corporation. The Compensation Committee also reviews any compensation programs applicable to senior management of the Corporation, such as the stock option plan. In the case of grants of options under the Corporation's stock option plan, all proposed option grants are submitted to Compensation Committee for review and a recommendation is made to the full Board. The Board has adopted a Compensation Committee mandate, a copy of which is published on the Corporation's website (www.firstservice.com). The members of the committee during the fiscal year ended December 31, 2010 were Messrs. Beatty, Harris and Calder, Chair. In fiscal 2008 and fiscal 2009, the Compensation Committee engaged Wilkinson Consulting Group as its independent compensation consultant. See "Executive Compensation – Compensation Discussion and Analysis – Independent Compensation Consultants" below.

Governance Committee

The Governance Committee during the fiscal year ended December 31, 2010 was comprised of Messrs. Beatty (Chair), Calder and Cohen, each of whom is an independent director within the meaning of the Corporate Governance Rules. The Board has adopted a Governance Committee mandate, a copy of which is published on the Corporation's website (www.firstservice.com). The Governance Committee, among other things, is responsible for identifying and recommending to the Board appropriate director nominee candidates. In addition, the Governance Committee is responsible for advising the Board with respect to the Board's composition, procedures and committees and developing, recommending and monitoring the Corporation's corporate governance and other policies, assisting the Board and the committees in their annual review of their performance and their charters, reviewing and making recommendations to the Board with respect to the compensation of directors, succession plans and undertaking such other initiatives that may be necessary or desirable to enable the Board to provide effective corporate governance. The Governance Committee conducts annual surveys of the Board's effectiveness and a peer review of the individual members of the Board.

The Governance Committee is mandated to assess at least annually the optimum Board size and beneficial skill sets and makes recommendations to the Board on any changes. The number of directors proposed for election to the Board at the Meeting is eight. The Board considers that the ideal number of directors for the Corporation is approximately five to eight. The Governance Committee and the Board have considered the matter of Board size and the skill sets of the current and nominee directors and are of the view that the proposed Board membership has the necessary breadth and diversity of experience and is of an adequate size to provide for effective decision-making and staffing of Board committees.

The Governance Committee is responsible for determining the appropriate criteria for selecting and assessing potential directors and selects candidates for nomination to the Board accordingly. At such time as it is determined that a new director is desirable, the Governance Committee will engage in various activities to ensure an effective process for selecting candidates for nomination, including developing criteria for the selection of a new director, developing and maintaining a director skills matrix (identifying the desired competencies, independence, expertise, skills, background and personal qualities that are being sought in potential candidates), identifying and recommending individuals qualified and suitable to become directors, the Chair of the Board and/or the CEO will meet with potential new candidates prior to nomination to discuss the time commitments and performance expectations of the position and formal approval will be sought and obtained from the Board in respect of candidates for nomination.

Board Evaluation and Peer Review

Following the end of fiscal 2010, an evaluation of the Board, as a whole, and a peer review of the individual members of the Board was conducted by the Chair of the Governance Committee in respect of fiscal 2010 in which each Board member was contacted by the Chair of the Governance Committee by telephone for a one-on-one interview using a standard questionnaire form as a basis for the discussion. In addition, the Chair of the Governance Committee discussed the results with each of the directors, as appropriate, and engaged in a full and frank two-way discussion on any and all issues which either wished to raise, including how the directors, both individually and collectively, could operate more effectively. Responses were reviewed by the Chair of the Governance Committee with the Chair of the Board and the CEO and then reported to the full Board.

In assessing the responses, the focus was on continuous improvement. Each director was encouraged to view the feedback of the peer review as constructive advice to enhance both their individual contribution and overall Board effectiveness. At the conclusion of the evaluation and review, as necessary, matters requiring follow-up are identified, actions plans are developed and there is ongoing monitoring by the Chair of the Governance Committee to ensure satisfactory results. An evaluation and peer review is expected to occur annually, either by telephone or by having Board members complete a detailed questionnaire.

Attendance

The following table sets forth the record of attendance of the members of the Board (either in person or by phone) at meetings of the Board and its committees and the number of meetings of the Board and such committees held during the period of January 1, 2010 to December 31, 2010.

Director	Board 4 Meetings		Board Committees								Overall Attendance
			Audit 5 Meetings		Compensation 1 Meeting		Governance 1 Meeting		Overall Committee Attendance
	No.	%	No.	%	No.	%	No.	%	No.	%	No.	%
David R. Beatty	4 of 4	100	5 of 5	100	1 of 1	100	1 of 1 (Chair)	100	7 of 7	100	11 of 11	100
Brendan Calder	4 of 4	100	–	–	1 of 1 (Chair)	100	1 of 1	100	2 of 2	100	6 of 6	100
Peter F. Cohen	4 of 4 (Chair)	100	5 of 5	100	–	–	1 of 1	100	6 of 6	100	10 of 10	100
John (Jack) P. Curtin, Jr.(1)	3 of 3	100	1 of 1	100	–	–	–	–	1 of 1	100	4 of 4	100
Bernard I. Ghert	4 of 4	100	5 of 5 (Chair)	100	–	–	–	–	5 of 5	100	9 of 9	100
Michael D. Harris	4 of 4	100	–	–	1 of 1	100	–	–	1 of 1	100	5 of 5	100
Jay S. Hennick	3 of 4	75	–	–	–	–	–	–	–	–	3 of 4	75
Steven S. Rogers	4 of 4	100	–	–	–	–	–	–	–	–	4 of 4	100

Note

(1)
Mr. Curtin was elected as a director on April 14, 2010 and was appointed to the Audit Committee on September 14, 2010; the attendance noted reflects meetings held and attended only while a member of the Board and the Audit Committee, respectively.

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

The following table provides a summary of total compensation earned during each of the twelve month periods ended December 31, 2008, December 31, 2009 and December 31, 2010, respectively, by the Corporation's Chief Executive Officer and Chief Financial Officer, each of the three other most highly compensated executive officers of the Corporation who were serving as such as at December 31, 2010 and whose total compensation was, individually, more than C$150,000 (the "Other Executive Officers") and each other individual who would have been an Other Executive Officer but for the fact that such individual was neither serving as an executive officer, nor acting in a similar capacity, as at December 31, 2010 (hereinafter, collectively, referred to as the "Named Executive Officers") for services rendered in all capacities during such period.

SUMMARY COMPENSATION TABLE
Name and Principal Position of Named Executive Officer	Twelve Months Ended Dec. 31 (5)	Salary (US$)	Option- Based Awards (US$) (1)	Non-Equity Incentive Plan Compensation		All Other Compensation (US$) (3)	Total Compensation (US$) (6)
				Annual Incentive Plans (US$) (4)	Long-Term Incentive Plans (US$)
Jay S. Hennick (2) Founder and Chief Executive Officer	2010 2009 2008	1,602,100 1,078,000 1,155,300	Nil Nil Nil	5,287,100 Nil 3,347,300	Nil Nil Nil	Nil Nil Nil	6,889,200 1,078,000 4,502,600
D. Scott Patterson President and Chief Operating Officer	2010 2009 2008	548,200 443,400 469,200	422,800 278,400 302,300	1,567,900 Nil Nil	Nil Nil Nil	Nil 8,400 9,100	2,538,900 730,200 780,600
John B. Friedrichsen Senior Vice-President and Chief Financial Officer	2010 2009 2008	349,200 272,700 290,300	422,800 278,400 302,300	1,028,500 Nil 881,600	Nil Nil Nil	Nil 8,400 9,100	1,800,500 559,500 1,483,300
Roman Kocur Senior Vice-President, Strategy & Corporate Development	2010 2009 2008	237,500 193,600 202,400	232,300 143,500 149,000	418,000 Nil 188,600	Nil Nil Nil	Nil 8,400 9,100	887,800 345,500 549,100
Elias Mulamoottil Vice-President, Strategy & Corporate Development	2010 2009 2008	232,700 169,400 181,500	249,800 158,100 141,700	409,500 Nil 193,300	Nil Nil Nil	Nil 8,400 9,100	892,000 335,900 525,600
___________

Notes:

(1)
The amounts reflect accounting expense recognized in the applicable period for all outstanding equity-based compensation in the form of stock options. The amounts reported for each Named Executive Officer were recognized in accordance with Statement of Financial Accounting Standard Number 123 as Revised, which generally requires recognition of the fair value of equity-based compensation over the applicable vesting period for the award. Assumptions used in the calculation of these compensation costs are discussed in Note 15 to the Corporation's audited consolidated financial statements for the fiscal year ended December 31, 2010. However, the table above does not reflect equity compensation expense net of a forfeiture assumption. For a description of the material terms of the stock option plan and each option grant, see "Incentive Award Plans – Stock Option Plan" and "NEO Outstanding Option-Based Awards" below.

(2)	The compensation indicated for Mr. Hennick from and after February 1, 2004 was payable to Jayset Capital Corp. pursuant to a management services agreement (see "Management Contract" below).
(3)	Amounts are in respect of automobile allowances provided to the Named Executive Officers.
(4)
The only annual incentive plan of the Corporation is the Corporation's annual performance bonus plan pursuant to which an annual cash performance bonus is awarded based entirely on percentage growth in adjusted diluted earnings per share over the prior fiscal year after cost-containment charges (if any). See "Compensation Discussion and Analysis – Annual Bonus Incentive" below. Annual bonus incentive awards are accrued following the fiscal year end and finalized and paid once reviewed and approved by the Compensation Committee, the Board or the CEO, as applicable.

(5)
In May 2008, the Corporation elected to change its financial year-end from March 31 to December 31. All amounts provided in the Summary Compensation Table are for the twelve months ended December 31, including in respect of 2008. See "Previous Change in Year-End" above.

(6)	All Named Executive Officer base salary and annual bonus incentive amounts were paid in Canadian dollars (an average 2010 exchange rate of US$1.00 = C$0.971 has been used in the table above).

In fiscal 2010, the total cost of the compensation of all of the Named Executive Officers represented 9% of the Corporation's adjusted earnings before interest, taxes, depreciation and amortization.

NEO Outstanding Option-Based Awards

The table below reflects all option-based awards for each Named Executive Officer outstanding as at December 31, 2010 (including option-based awards granted to a Named Executive Officer before fiscal 2010). The Corporation does not have any other equity incentive plan other than its stock option plan.

NEO OPTION–BASED AWARDS OUTSTANDING AS AT DECEMBER 31, 2010
Name of Named Executive Officer	Number of Securities Underlying Unexercised Options (1)	Option Exercise Price (US$/Security)	Option Expiration Date (2)	Value of Unexercised In-the-Money Options (US$) (4)
Jay S. Hennick(3)	–	–	–	–
D. Scott Patterson	90,000 65,000 50,000 60,000 60,000	US$19.15 US$11.74 US$17.22 US$20.69 US$19.72	March 1, 2015 May 7, 2014 May 21, 2013 March 19, 2012 March 28, 2011	US$992,700 US$1,198,600 US$648,000 US$569,400 US$627,600
John B. Friedrichsen	90,000 65,000 50,000 60,000 60,000	US$19.15 US$11.74 US$17.22 US$20.69 US$19.72	March 1, 2015 May 7, 2014 May 21, 2013 March 19, 2012 March 28, 2011	US$992,700 US$1,198,600 US$648,000 US$569,400 US$627,600
Roman Kocur	50,000 35,000 30,000 30,000 20,000	US$19.15 US$11.74 US$17.22 US$20.69 US$19.72	March 1, 2015 May 7, 2014 May 21, 2013 March 19, 2012 March 28, 2011	US$551,500 US$645,400 US$388,800 US$284,700 US$209,200
Elias Mulamoottil	50,000 40,000 30,000 30,000	US$19.15 US$11.74 US$17.22 US$30.17	March 1, 2015 May 7, 2014 May 21, 2013 June 3, 2012	US$551,500 US$737,600 US$388,800 US$300
___________

Notes:

(1)
Each option entitles the holder to purchase one Subordinate Voting Share. Effective February 21, 2011, an aggregate of 300,000 options were granted under the Option Plan (as defined below) in respect of the fiscal year ended December 31, 2010, including to the Named Executive Officers. See "Incentive Award Plans – Stock Option Plan".

(2)
The options vest 10% on the grant date, 15% on the first anniversary, 20% on the second anniversary, 25% on the third anniversary and 30% on the fourth anniversary of the grant date. The expiration date is the fifth anniversary of the grant date.

(3)
In exchange for being provided with the Arrangement, under the terms of the Option Plan, the Founder and CEO of the Corporation, Jay S. Hennick, is not eligible to participate in the Option Plan or to receive grants of options thereunder. See "Executive Compensation – Management Contract".

(4)	Calculated using the closing price per Subordinate Voting Share on The NASDAQ Global Select Market ("NASDAQ") on December 31, 2010 of US$30.18 less the exercise price of the applicable stock options.

During the fiscal year ended December 31, 2010, none of the Named Executive Officers exercised any options other than the following: (i) John B. Friedrichsen exercised options for a total of 60,000 Subordinate Voting Shares at an average exercise price per share of US$13.14; and (ii) D. Scott Patterson exercised options for a total of 60,000 Subordinate Voting Shares at an average exercise price per share of US$13.14.

Incentive Award Plans

The following table provides information concerning the incentive award plans of the Corporation with respect to each Named Executive Officer during the fiscal year ended December 31, 2010. The only incentive award plans of the Corporation during fiscal 2010 were its stock option plan, an annual performance bonus plan and, with respect to the Founder and CEO, pursuant to a sale of control arrangement. See "– Annual Performance Bonus Plan", "– Stock Option Plan" and "Management Contract" below.

INCENTIVE AWARD PLANS – VALUE VESTED OR EARNED DURING THE FISCAL YEAR ENDED DECEMBER 31, 2010
Name of Named Executive Officer	Option-Based Awards – Value Vested During Fiscal 2010 (US$) (1)	Non-Equity Incentive Plan Compensation – Value Earned During Fiscal 2010 (US$)
Jay S. Hennick	–	Nil
D. Scott Patterson	US$166,700	Nil
John B. Friedrichsen	US$166,700	Nil
Roman Kocur	US$126,700	Nil
Elias Mulamoottil	US$83,900	Nil
___________

Note:

(1)	Calculated using the closing price per Subordinate Voting Share on NASDAQ on the applicable vesting date less the exercise price of the applicable stock options.

Annual Performance Bonus Plan

The Corporation has an annual performance bonus plan pursuant to which an annual cash performance bonus is awarded to Management and employees based entirely on percentage growth in adjusted diluted earnings per share over the prior fiscal year after cost-containment charges (if any). The Compensation Committee may also recommend, and the Board may also approve, a non-annual discretionary bonus based on an individual or the Corporation achieving certain designated objectives (other than adjusted diluted earnings per share) and for superior or exceptional performance in relation to such objectives. See "Compensation Discussion and Analysis – Annual Bonus Incentive" below.

Stock Option Plan

The Corporation provides a long-term incentive by granting stock options to directors, officers and full-time employees of the Corporation or its subsidiaries (other than Mr. Hennick) through the FirstService Stock Option Plan, as amended (the "Option Plan"). At the meeting of the Corporation's shareholders held in June 2004, the shareholders of the Corporation adopted the Option Plan and have subsequently approved amendments thereto at the meetings held on June 26, 2006, June 25, 2007, June 23, 2008 and April 14, 2010.

Subject to the terms of the Option Plan, the Board has the authority to select those individuals to whom options will be granted and to fix the terms of such options which may not be for less than one year nor more than ten years from the date of grant (subject to an automatic 10 business day extension to the expiry date of an option which otherwise would expire within a blackout period). The Option Plan provides flexible vesting, completely at the discretion of the Board. Jay S. Hennick is not eligible to participate in the Option Plan or to receive grants of options thereunder. The Option Plan is administered solely by the Board and grants of options under the Option Plan are made as follows (the "Option Granting Process"): all proposed option grants are submitted to the Compensation Committee for review and a recommendation made to the Board; proposed option grants recommended by the Compensation Committee are then submitted to the Board for approval and, if approved, are granted on the date so approved by the Board. The Compensation Committee, in considering any grant of options, and the Board in approving any grant of options, take in account whether the amount of options proposed to be granted to each optionee is competitive, both in terms of past practice at the Corporation as well as with respect to options granted to officers, employees and directors of public company peers of the Corporation, as well as the contribution of the optionee in the success of the business. Grants of options are approved subject to compliance with the Option Plan and all applicable laws and regulatory and stock exchange requirements.

The option price per Subordinate Voting Share with respect to any option granted under the Option Plan is determined by the Board at the time the option is granted, but such price shall not be less than the Minimum Price on the day on which the grant of the option is authorized or approved by the Board. For the purposes of the Option Plan, "Minimum Price" means: (i) in the event that the Subordinate Voting Shares are then traded on the Toronto Stock Exchange ("TSX") and/or NASDAQ, the closing price of the Subordinate Voting Shares on the TSX or NASDAQ on the trading day prior to the day on which the option is authorized or approved by the Board; (ii) in the event that the Subordinate Voting Shares are not then traded on the TSX and NASDAQ, the closing price of the

Subordinate Voting Shares on such public market on which the Subordinate Voting Shares are then traded, as selected by the Board, in its sole discretion, on the trading day prior to the day on which the option is authorized or approved by the Board; or (iii) in the event that the Subordinate Voting Shares are not then traded on any public market, the price of the Subordinate Voting Shares as determined by the Board, in its sole discretion, on the day on which the option is authorized or approved by the Board.

The maximum number of Subordinate Voting Shares subject to grants of options under the Option Plan is limited to 3,200,000, of which options exercisable for 2,674,250 Subordinate Voting Shares have been granted and are outstanding as at the date hereof (leaving options exercisable for 525,750 Subordinate Voting Shares available for granting). To date under the Option Plan, options which were exercisable for 583,950 Subordinate Voting Shares have been exercised or expired and options which were exercisable for 120,750 Subordinate Voting Shares were cancelled and have been returned to the pool of options available to be granted. In the event of the death of an optionee while in the employment, or as an officer, of the Corporation or a subsidiary prior to the end of the term of the option, the optionee's legal representative may exercise the option for a period of one year following the death of the optionee or the expiry of the term of the option, whichever is earlier. In the event that an optionee resigns, is removed as an officer or is discharged for "cause" as an employee of the Corporation or a subsidiary, the option will in all respects cease and terminate. In the event an optionee's employment is otherwise terminated by the Corporation or a subsidiary, such optionee may exercise the option for a period of 30 days following the effective date of termination or the expiry of the term of the option, whichever is earlier.

The Option Plan provides that the aggregate number of Subordinate Voting Shares reserved for issuance pursuant to all options granted to any one optionee shall not exceed 5% of the number of Subordinate Voting Shares outstanding on a non-diluted basis at the time of grant. In addition, the Option Plan provides that the issuance to any one insider and such insider's associates, within a one-year period, of Subordinate Voting Shares on the exercise of options under the Option Plan and under all other share compensation arrangements of the Corporation may not exceed 5% of the outstanding Subordinate Voting Shares and Multiple Voting Shares at the time of grant and the issuance to all insiders, within a one-year period, of Subordinate Voting Shares on the exercise of options under the Option Plan and under all other share compensation arrangements of the Corporation may not exceed 10% of the outstanding Subordinate Voting Shares and Multiple Voting Shares at the time of grant. As of the date hereof, the Corporation has outstanding options under the Option Plan to purchase an aggregate of 2,090,300 Subordinate Voting Shares (being 6.9% of the aggregate outstanding Subordinate Voting Shares and Multiple Voting Shares). These options are held by various directors, officers and employees of the Corporation and its subsidiaries and are non-assignable.

Where there is a take-over bid to acquire the outstanding shares or the Corporation enters into an agreement providing for the sale of all or substantially all of the assets of the Corporation such that, following completion of such sale, the Corporation will cease to carry on, directly or indirectly, an active business, the Board may advise optionees that all options will expire (subject to certain limitations) on the date determined by the Board and each optionee shall have the right to exercise their options in whole or in part, regardless of vesting.

The Option Plan provides that appropriate adjustments in the number of Subordinate Voting Shares and in the exercise price per Subordinate Voting Share, relating to options granted or to be granted, shall be made by the Board to give effect to adjustments in the number of Subordinate Voting Shares resulting from any subdivisions, consolidations or reclassifications of the Subordinate Voting Shares, the payment of stock dividends by the Corporation or other relevant changes in the capital structure of the Corporation. Any such adjustments shall be subject to the approval thereof by such stock exchanges on which the Subordinate Voting Shares are then listed for trading (including, if required by any such stock exchanges, approval of the shareholders).

The Option Plan requires shareholder approval for the following changes to the Option Plan or options granted under it: (i) increasing the number of Subordinate Voting Shares that can be issued under the Option Plan or any change from a fixed maximum number of Subordinate Voting Shares issuable to a fixed maximum percentage; (ii) reducing the exercise price of an outstanding option (including a cancellation and re-grant of an option, constituting a reduction of the exercise price of an option); (iii) extending the expiry date of an outstanding option or amending the Option Plan to permit the grant of an option with an expiry date of more than 10 years from the grant date; (iv) changing the provisions relating to the transferability of options except if the transfer is for estate planning or normal estate settlement purposes; (v) any extension of eligibility to participate in the Option Plan to non-employee directors of the Corporation; (vi) amending the Option Plan to provide for other types of compensation through equity issuance; and (vii) any other amendment requiring securityholder approval under applicable law (including, without limitation, under the rules and policies of the TSX and of any other stock exchange or market having authority over the Corporation or the Option Plan), in each case, unless the change results from application of the anti-dilution provisions of the Option Plan. Otherwise, changes to the Option Plan or options granted under it may be made by the Board and, if the effect is to impair, derogate from or otherwise materially and adversely affect any option previously granted, the prior written consent of the applicable optionee. Any amendment, variance or discontinuance of the Option Plan is subject to the receipt of any necessary regulatory approval and the approval of any stock exchange on which the Subordinate Voting Shares are then listed for trading.

In addition, the Option Plan provides that the Corporation shall have the right, in certain circumstances and in lieu of delivering Subordinate Voting Shares, to pay to an optionee the "in the money" amount of the stock options held by such optionee, at its election, in the event of a formal take-over bid for all of the shares of the Corporation, a sale of all or substantially all of the assets of the Corporation (under circumstances such that, following the completion of such sale, the Corporation will cease to carry on an active business) or any merger, arrangement, amalgamation or other similar form of transaction involving the Corporation under circumstances such that, following the completion of such transaction, there is a change in control of the Corporation.

The objective of granting options is to encourage the executives to acquire an increased ownership interest in the Corporation over a period of time, which acts as a financial incentive for the executives to consider the long-term interests of the Corporation and its shareholders. Effective February 21, 2011, an aggregate of 300,000 options (or 1.0% of the outstanding Subordinate Voting Shares and Multiple Voting Shares on such date) were granted under the Option Plan in respect of the fiscal year ended December 31, 2010 (including 60,000 options to D. Scott Patterson, 60,000 options to John B. Friedrichsen, 33,000 options to Roman Kocur and 33,000 options to Elias Mulamoottil), each having an exercise price of US$30.84, an expiration date of February 21, 2016 and vesting as follows: 10% on the grant date, 15% on the first anniversary, 20% on the second anniversary, 25% on the third anniversary and 30% on the fourth anniversary of the grant date.

Equity Compensation Plan Information

The following table sets forth aggregated information as at December 31, 2010 with respect to compensation plans of the Corporation under which equity securities of the Corporation are authorized for issuance.

Plan Category (1)	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (US$)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in the second column)
Stock Option Plan	1,850,300	$19.03	825,750(2)
___________

Notes:

(1)
The only equity compensation plan of the Corporation is the Option Plan, which Option Plan has been approved by the shareholders of the Corporation. See "Incentive Award Plans – Stock Option Plan" above.

(2)
Effective February 21, 2011, an aggregate of 300,000 options were granted under the Option Plan in respect of the fiscal year ended December 31, 2010. See "Incentive Award Plans – Stock Option Plan" above.

Management Contract

On February 1, 2004, the Corporation, upon the review, report and recommendation of the Compensation Committee, entered into a management services agreement (the "Management Services Agreement") with Jayset and Jay S. Hennick. Mr. Hennick is the sole officer, director and shareholder of Jayset, the registered office of which is located at 1140 Bay Street, Suite 4000, FirstService Building, Toronto, Ontario M5S 2B4. Under the terms of the Management Services Agreement, Mr. Hennick performs the services of Chief Executive Officer of the Corporation on behalf of Jayset. The amounts paid or payable to Jayset pursuant to the Management Services Agreement during the fiscal year ended December 31, 2010 are included in the information provided for Mr. Hennick in the Summary Compensation Table above under "Executive Compensation – Compensation of Named Executive Officers". Jayset, in turn, transfers such amounts to Mr. Hennick at such times as Mr. Hennick determines. The Management Services Agreement has an initial term of five years, with successive one-year renewals at the option of Jayset. Jayset may voluntarily terminate the Management Services Agreement upon six-months prior written notice to the Corporation. The Corporation may elect to discontinue the use of Jayset's services upon payment to Jayset of the following amounts:

(a)
300% of the aggregate of: (i) the average base management fee and any other fees for the three years prior to the termination; and (ii) the average incentive fee for the three years prior to the termination; and

(b)	US$180,000.

In the event of a change of control of the Corporation, a transfer of all or substantially all of the assets of the Corporation to the shareholders of the Corporation or if the Management Services Agreement is not renewed at the end of the initial five-year term or any renewal term, then the Management Services Agreement will be deemed to be terminated and the payments described in (a) and (b) above will be payable to Jayset. For an estimated amount of such payment as at December 31, 2010, see "Executive Compensation – Termination and Change of Control Benefit".

The Management Services Agreement also contains a sale of control arrangement (the "Arrangement") for Mr. Hennick, the Chief Executive Officer of the Corporation. At the time of the implementation of the Arrangement, and in exchange for providing the Arrangement to Mr. Hennick, Mr. Hennick agreed to surrender for cancellation certain stock options granted to him under the then stock option plan of the Corporation and that he would not be eligible to participate in the Option Plan or receive grants of options thereunder. Under the Arrangement, the Corporation has agreed that it will make a payment to Jayset Capital Corp. ("Jayset") on (each of the following circumstances, an "Event"): (a) an arm's length sale of control of the Corporation; or (b) a special dividend or other distribution to the shareholders of the Corporation or in the event of a transaction the effect of which results in a transfer of assets of the Corporation to the shareholders of the Corporation (either of which, a "Partial Event"). The Arrangement provides for Jayset to receive the following two payments. The first payment will be an amount equal to 5% of the product of: (i) the aggregate number of Subordinate Voting Shares and Multiple Voting Shares outstanding on a fully diluted basis at the time of the Event; and (ii) the per share consideration received or deemed to be received by the holders of Subordinate Voting Shares on or as a result of the applicable Event minus a base price of C$5.675. The second and additional payment will be an amount equal to 5% of the product of: (i) the aggregate number of Subordinate Voting Shares and Multiple Voting Shares outstanding on a fully diluted basis at the time of the Event; and (ii) the per share consideration received or deemed to be received by the holders of Subordinate Voting Shares on or as a result of the applicable Event minus a base price of C$11.05. The foregoing base prices have been adjusted to reflect the 2-for-1 stock split of the outstanding shares of the Corporation on December 15, 2004 and the stock dividend of Series 1 Shares on August 1, 2007, in each case, in accordance with the terms of the Management Services Agreement. For an estimated Arrangement payment as at December 31, 2010, see "Executive Compensation – Termination and Change of Control Benefit".

Upon the occurrence of a Partial Event, each of base prices noted above will be adjusted by subtracting from each base price, respectively, an amount equal to the per share consideration received or to be received by the holders of the Subordinate Voting Shares of the Corporation on or as a result of such Partial Event; in no event will either base price be permitted to fall below zero. The base prices are also appropriately adjusted to reflect stock splits and consolidations. The right to receive the two payments may be transferred, in whole or in part, to person(s) who are not at arm's length to Jayset.

Compensation Discussion and Analysis

Introduction

The Compensation Discussion and Analysis section of this Circular sets out the objectives of the Corporation's executive compensation arrangements, the Corporation's executive compensation philosophy and the application of this philosophy to the Corporation's executive compensation arrangements. It also provides an analysis of the compensation design, and the decisions the Compensation Committee made in fiscal 2010 with respect to the five Named Executive Officers. When determining the compensation arrangements for the Named Executive Officers, the Compensation Committee considers the objectives of: (i) retaining an executive critical to the success of the Corporation and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and shareholders of the Corporation; (iv) rewarding performance, both on an individual basis and with respect to the business in general; and (v) ensuring the recognition of the fact that the Corporation carries on business with a small number of executive officers relative to other public companies of similar size.

Role of the Compensation Committee

Messrs. Beatty, Harris and Calder, Chair, served as members of the Compensation Committee during the fiscal year ended December 31, 2010. None of these individuals was an officer, employee or former officer or employee of the Corporation or any of its subsidiaries during fiscal 2010. The mandate of the Compensation Committee requires that the Compensation Committee be comprised of three or more members of the Board each of whom is, in the business judgment of the Board, independent. See "Statement of Corporate Governance Practices – Board Committees – Compensation Committee" for additional information on the Compensation Committee. Under the Compensation Committee's mandate, the Compensation Committee is responsible for, among other things: (a) in consultation with senior management, establishing the Corporation's general compensation philosophy, and overseeing the development and implementation of compensation programs; (b) reviewing and approving the compensation of the CEO; (c) reviewing compensation programs applicable to the senior management of the Corporation; and (d) making recommendations to the Board with respect to the Corporation's incentive compensation plans and equity-based plans, the activities of the individuals and committees responsible for administering these plans, and discharging any responsibilities imposed on the Compensation Committee by any of these plans.

During fiscal 2010, the Compensation Committee has addressed a number of items, including considering and/or approving and/or making recommendations in respect of all option grants to officers, employees and directors of the Corporation or subsidiaries of the Corporation, any annual increase to the base fee of the CEO and reviewing and making recommendations with respect to any annual increases to the base salaries of the other Named Executive Officers (see "– Base Salary" below).

Independent Compensation Consultant

Under its mandate, the Compensation Committee has the sole authority to select, retain and terminate a compensation consultant and to approve the consultant's fees and other retention terms. The Compensation Committee is also entitled to the resources and authority appropriate to discharge its duties and responsibilities, including the authority to retain counsel and other experts or consultants. At the end of fiscal 2008, the Compensation Committee engaged Wilkinson Consulting Group (the "EC Consultant") as its independent compensation consultant. The EC Consultant was retained by the Compensation Committee to review and report on the market competitiveness of the cash compensation provided to the following top seven executives of the Corporation: Founder & CEO, President & Chief Operating Officer, Senior Vice President & Chief Financial Officer, Vice President Corporate Controller & Secretary, Senior Vice President Strategy & Corporate Development, Vice President Strategy & Corporate Development, Vice President Performance & Risk Management. At the end of fiscal 2009, the Compensation Committee again engaged the EC Consultant, this time in connection with assisting the Compensation Committee in its review of director compensation. See "Compensation of Directors" below. The EC Consultant did not provide any other services to the Compensation Committee or the Corporation other than the foregoing. During fiscal 2010, fees of C$6,800 were paid to the EC Consultant.

Benchmarking

The Compensation Committee may consider many factors when designing and establishing executive compensation arrangements for the CEO and reviewing and making recommendations for such arrangements for the other executive officers of the Corporation. Every several years, a benchmarking analysis is conducted by the Compensation Committee to ensure that the executive compensation arrangements for the CEO and the other Named Executive Officers remains appropriate and competitive. When a benchmarking analysis is conducted, the Corporation typically does not position executive pay to reflect a single percentile within the peer group for each executive. Rather, in determining the compensation level for each executive, the Compensation Committee (for the CEO) or the CEO (for the other executive officers of the Corporation) may look at factors such as the relative complexity of the executive's role within the organization, the executive's performance and potential for future advancement, the compensation paid by the Corporation's peer group and other companies identified by relevant market survey data, and pay equity considerations.

The starting point for the benchmarking analysis is the analysis of comparable market data. At the end of fiscal 2008, the Compensation Committee, with the assistance of the EC Consultant, selected the companies that would constitute the Corporation's US and Canadian peer group for executive compensation benchmarking purposes (see the Corporation's Management Information Circular dated March 12, 2009 available at www.sedar.com for the details of the peer group). In addition, Canadian general industry companies with revenues of $1 billion to $5 billion were also considered as benchmarks. The Compensation Committee (with respect to the CEO) and the CEO (with respect to the other executive officers) then reviewed market data for the peer group and such Canadian general industry companies to determine where base salaries and total cash compensation for the Named Executive Officers should be appropriately positioned. While these benchmarks represent useful guidelines, discretion may be used in setting individual executive pay so that it appropriately reflects the value and contributions of each executive, as well as the executive's leadership, commitment to the Corporation's values and potential for advancement.

As the Corporation has operations that are primarily in the United States, the same approach was used as in previous years, and compensation was compared to similar sized United States service companies as well as similar sized Canadian companies. Canadian general industry companies with revenues of $1 billion to $5 billion were also considered and certain peer group members were added at the request of the Compensation Committee.

A range of factors was analyzed by the EC Consultant for each member of the peer group, including: (i) various financial size and performance metrics; (ii) number of employees; (iii) business lines and the extent that they overlap the Corporation's business lines; and (iv) other indicia of common managerial skill sets. It is anticipated that the peer group will change if the Corporation's size or lines of business change, or if the peer companies show changes in their businesses or operations.

Recommendations of Management

In general, the Compensation Committee (with the assistance and advice of a consultant, if applicable) reviews and discusses matters involving the CEO's compensation. After this review, the Compensation Committee prepares a recommendation for the Board to review and discuss. The independent members of the Board have the sole authority to approve compensation decisions made with respect to the CEO.

With respect to the Corporation's other senior management and employees, it is the CEO (with the assistance of the independent compensation consultant for senior management) who develops the pay strategies and recommendations, which the Compensation Committee then reviews and discusses. However, the authority to approve those strategies and recommendations resides with different parties according to the employee's level. For senior management, decisions must be approved by the CEO, subject to the Compensation Committee's overall review and acceptance. For employees below the level of senior management, the CEO and his designees have the authority to approve pay actions. However, the Compensation Committee is responsible for approving actions related to other aspects of these employee's compensation, such as any grant of options and, if appropriate, the amount of any discretionary bonus pool.

Elements of Compensation

The compensation paid to the Named Executive Officers in any year consists of three primary components:

(a)	base salary;

(b)	an annual bonus incentive; and

(c)	other than Mr. Hennick, who is not entitled to participate in the Corporation's stock option plan, a long-term incentive in the form of stock options granted under the Option Plan.

The Corporation believes that making a significant portion of the Named Executive Officers' compensation both variable and long-term supports the Corporation's executive compensation philosophy, as these forms of compensation primarily depend on performance. At the same time, the Corporation emphasizes stock option based compensation to allow those most accountable for the Corporation's long-term success to acquire and hold the Corporation's shares. The key features of the three primary components of compensation are described below.

Base Salary

Base salary recognizes the value of an individual to the Corporation based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which the Corporation competes for talent. Base salaries for the Named Executive Officers are reviewed annually (for the CEO, by the Compensation Committee, and for the other executive officers, by the CEO). For the CEO, the base fee is determined in accordance with the Management Services Agreement and is subject to increase annually in an amount in the discretion of the Board or the Compensation Committee, with any such annual increase to be, absent the consent of Jayset, not less than 5% of the then current base fee. See "Management Contract" above. The Corporation also pays to Jayset a further annual fee equal to 2% of the aggregate of the base fee and the annual bonus payment pursuant to the Management Services Agreement.

For fiscal 2010, the Compensation Committee approved an increase to the base compensation of the CEO to C$1.65 million and the CEO approved increases to the base compensation of the other Named Executive Officers.

Annual Bonus Incentive

The Corporation has an annual performance bonus plan pursuant to which an annual cash performance bonus is awarded to Management and employees based entirely on percentage growth in adjusted diluted earnings per share over the prior fiscal year after cost-containment charges (if any). Annual performance bonuses are paid as a percentage of base salary, which percentage increases the larger the percentage growth in adjusted diluted earnings per share is for the fiscal year in question.

At the beginning of fiscal 2010, the Compensation Committee and the Board determined that, for the purposes of the annual performance bonus plan, fiscal 2009 adjusted diluted earnings per share, after a cost-containment charge per share incurred of US$0.30, was US$1.12. In February 2011, the Compensation Committee and the Board also determined that, for the purposes of the annual performance bonus plan, fiscal 2010 adjusted diluted earnings per share was US$1.61 (there were no cost containment charges incurred in fiscal 2010).

In determining the percentage growth, the impact on diluted earnings per share of any disposition of material investments or assets and any cost-containment charges are excluded. This establishes a direct link between executive compensation and the Corporation's regular operating performance. For the CEO, the formula to be used for determining the amount of the annual performance bonus is established in the Management Services Agreement (see "Management Contract" above) and, for fiscal 2010, the CEO was entitled to earn seven and one-half percent of the aggregate base fee in fiscal 2010 as an annual bonus for that fiscal year for each one percent growth in adjusted diluted earnings per share, after cost-containment charges, in that fiscal year over the prior fiscal year (with amounts pro-rated to the exact percentage). The other Named Executive Officers earn an annual performance bonus calculated on a basis similar to that of the CEO, determined using percentages of salary below that used in determining the CEO's annual bonus incentive. Adjusted diluted earnings per share for fiscal 2010 (US$1.61) was 44% greater than the same period in the prior year, adjusted for cost containment charges incurred (US$1.12, having regard to a cost containment charge per share of US$0.30), and consequently, an annual performance bonus was paid to the CEO (C$5,445,000) and the other Named Executive Officers (an aggregate of C$3,495,000) in respect of fiscal 2010. See "Executive Compensation – Compensation of Named Executive Officers" above.

The Compensation Committee may also recommend, and the Board may also approve, a non-annual discretionary bonus based on an individual or the Corporation achieving certain designated objectives (other than adjusted diluted earnings per share) and for superior or exceptional performance in relation to such objectives. In fiscal 2010, no one-time special discretionary bonuses were awarded.

Stock Option Awards

The Corporation provides long-term incentive to the Named Executive Officers in the form of stock options as part of its overall executive compensation strategy. For a description of the material terms of the Option Plan and option grants to Named Executive Officers, see "Incentive Award Plans – Stock Option Plan" and "NEO Outstanding Option-Based Awards" above. The Compensation Committee believes that stock option grants serve the Corporation's executive compensation philosophy in several ways. It helps attract, retain and motivate talent. It aligns the interests of the Named Executive Officers with those of shareholders by linking a significant portion of the officer's total pay opportunity to share price. It also provides long-term accountability for Named Executive Officers.

Typically, stock options are granted to a Named Executive Officer under the Option Plan shortly following the end of each fiscal year. Effective February 21, 2011, an aggregate of 300,000 options (or 1.0% of the outstanding Subordinate Voting Shares and Multiple Voting Shares on such date) were issued to the Named Executive Officers (other than the CEO) in respect of the fiscal year ended December 31, 2010. See "Incentive Award Plans – Stock

Option Plan" and "NEO Outstanding Option-Based Awards" above. In determining the long-term incentive component of the Named Executive Officers' compensation, the Compensation Committee considered, among other factors, the recommendations of the CEO, the Corporation's performance and relative shareholder return, the level of dilution to shareholders, the value of similar incentive awards to executive officers at comparable companies and awards given to the Named Executive Officers in past years.

Executive Benefit Plans and Other Elements of Compensation

All of the Named Executive Officers are eligible to participate in the benefit plans that are available to substantially all of the Corporation's other employees. These benefit programs include supplementary medical insurance, dental insurance, life insurance, long-term disability and long-term care plans. The Corporation does not provide any post-retirement benefits to any of the Named Executive Officers or employees of the Corporation.

Besides the plans that are available to substantially all employees, the Corporation offers additional limited perquisites and other benefits to some or all of the Named Executive Officers. These perquisites and benefits are competitive with those provided to similarly situated executives and consistent with the Corporation's overall compensation philosophy. They are designed to ensure that the Corporation can effectively retain the Named Executive Officers and compete for new talent while constraining costs and administrative burdens. These additional benefits primarily consist of automobile allowances.

Compensation Committee Report on Executive Compensation

The Compensation Committee has reviewed with senior management this Compensation Discussion and Analysis and, based on such review, has recommended to the Board that this Compensation Discussion and Analysis be included in this Circular.

Submitted by the Compensation Committee: David R. Beatty, Michael D. Harris and Brendan Calder (Chair)

Termination and Change of Control Benefits

As noted under "Management Contract" above, the Corporation may elect to discontinue the use of Jayset's services pursuant to the Management Services Agreement upon payment to Jayset of the following amounts: (a) 300% of the aggregate of: (i) the average base management fee and any other fees for the three years prior to the termination; and (ii) the average incentive fee for the three years prior to the termination; and (b) US$180,000. Furthermore, the Management Services Agreement provides that in the event of a change of control of the Corporation, a transfer of all or substantially all of the assets of the Corporation to the shareholders of the Corporation or if the Management Services Agreement is not renewed at the end of the initial five-year term or any renewal term, then the Management Services Agreement will be deemed to be terminated and the foregoing payments described in (a) and (b) will be payable to Jayset. Assuming that a change of control of the Corporation or a discontinuance of Jayset's services took place on December 31, 2010, the Corporation would have been required to make a payment to Jayset in the aggregate amount of C$13,227,500 pursuant to the Management Services Agreement (not taking into account the Arrangement).

Under the Arrangement, the Corporation has agreed that it will make a payment to Jayset on the occurrence of an Event. See "Management Contract" above. Assuming that an arm's length sale of control of the Corporation took place on December 31, 2010 at a price per share of C$30.05 (being the closing price per Subordinate Voting Share on the TSX on December 31, 2010), the Corporation would have been required to make a payment to Jayset in the aggregate amount of C$69,765,600 pursuant to the Arrangement.

Pursuant to the terms of the Option Plan, where there is a take-over bid to acquire the outstanding shares or the Corporation enters into an agreement providing for the sale of all or substantially all of the assets of the Corporation such that, following completion of such sale, the Corporation will cease to carry on, directly or indirectly, an active business, the Board may advise optionees (including any Named Executive Officers who are optionees at the time) that all options will expire (subject to certain limitations) on the date determined by the Board and each optionee shall have the right to exercise their options in whole or in part, regardless of vesting. In addition, the Option Plan provides that the Corporation shall have the right, in certain circumstances and in lieu of delivering Subordinate Voting Shares, to pay to an optionee the "in the money" amount of the stock options held by such optionee, at its election, in the event of a formal take-over bid for all of the shares of the Corporation, a sale of all or substantially all of the assets of the Corporation (under circumstances such that, following the completion of such sale, the Corporation will cease to carry on an active business) or any merger, arrangement, amalgamation or other similar form of transaction involving the Corporation under circumstances such that, following the completion of such transaction, there is a change in control of the Corporation. See "Incentive Award Plans – Stock Option Plan" above.

Compensation of Directors

During the fiscal year ended December 31, 2010, each director of the Corporation who was not a full time employee of the Corporation or any of its subsidiaries was entitled to receive a retainer of C$75,000, C$35,000 of which amount was exchanged for stock options as described below by each non-employee director who was a member of the Board in 2007 (being all existing non-employee directors other than John (Jack) P. Curtin, Jr.). In addition, each director who is not a full time employee of the Corporation or any of its subsidiaries receives meeting fees equal to US$1,700 (C$1,750) for each meeting of the Board or committee thereof attended by such director in person and US$970 (C$1,000) for each meeting attended by telephone. The Chair of the Board receives an annual retainer of US$51,000 (C$52,500), the Chair of the Audit Committee receives an annual retainer of US$9,700 (C$10,000) and the Chair of any other committees receive an annual retainer of US$4,900 (C$5,000).

In the past, most directors received stock options under the Corporation's stock option plan. On April 17, 2003, the Board resolved that no further stock options would be granted to directors and accordingly, pursuant to the original terms of the Option Plan, directors of the Corporation were not eligible to be awarded options under such plan. In June 2007, the shareholders of the Corporation approved changes to the Option Plan to provide that directors of the Corporation would be eligible to be awarded options. This change was made in conjunction with an overall review by the Compensation Committee of the compensation arrangements for non-employee directors (the "Compensation Review"), having regard to general practices in the market and the desire to align more closely the interests of the directors with those of the Corporation's shareholders as well as to maintain consistency with the Corporation's partnership philosophy.

Following completion of the Compensation Review in August 2007, the Compensation Committee recommended, and the Board approved, a new compensation plan for then non-employee directors which included an option grant to each non-employee director at the time of 25,000 options (which options were granted on August 2, 2007, expire on August 2, 2012, have an exercise price of US$33.25 per share and vest over a period of four years, with 10% vesting on the date of grant and the remainder vesting in annual increments of 15%, 20%, 25% and 30%), in exchange for which each non-employee director at the time agreed to forego 100% (now a portion) of his annual retainer in the amount of C$35,000 per year for a period of five years (which translates into C$175,000 per non-employee director or C$875,000 for all then five non-employee directors). See "– Director Outstanding Option-Based Awards" and the biographies of each director set out under "Business of the Meeting – Election of Directors" for additional information on such option grants. The Compensation Committee considered this new arrangement better suited to the Corporation (and its partnership philosophy) and its current non-employee directors as would it encourage actual share ownership and alignment with shareholder interests while at the same time having the same effect as deferred share units.

On May 21, 2008, 10,000 options were issued to each then non-management member of the Board at an exercise price of US$17.22 per share. See "– Director Outstanding Option-Based Awards" and the biographies of each director set out under "Business of the Meeting – Election of Directors" for additional information on such option grants.

At the end of fiscal 2009, the Compensation Committee engaged the EC Consultant in connection with assisting the Compensation Committee in its review of director compensation. The Compensation Committee considered various factors in reviewing the Corporation's director compensation arrangements, including considering the director compensation paid by the same peer group used for executive compensation benchmarking purposes. See "Compensation Discussion and Analysis – Benchmarking" above. Following completion of its review in February 2010, the Compensation Committee recommended, and the Board approved, changes to the compensation plan for non-employee directors effective January 1, 2010 as follows: (i) each non-employee director will be entitled to receive an annual retainer of C$75,000, C$35,000 of which has, for non-employee directors of the Corporation since 2007, been exchanged for stock options as described above until 2012; (ii) each non-employee director will receive meeting fees equal to C$1,750 for each meeting of the Board or committee thereof attended by such director in person and C$1,000 for each meeting attended by telephone; and (iii) the Compensation Committee and the Board

may consider option grants to any new (post-2007) director of the Corporation and, in or following 2012, to directors of the Corporation who are subject to the 2007 option grant/annual retainer exchange described above.

Individual Director Compensation for Fiscal 2010

The following table provides a summary of all amounts of compensation provided to the directors of the Corporation during the fiscal year ended December 31, 2010. Jay S. Hennick and Steven S. Rogers, as members of management of the Corporation and a subsidiary company, respectively, do not receive any compensation in acting as directors of the Corporation.

DIRECTOR COMPENSATION TABLE FOR FISCAL 2010
Name	Fee Earned (US$) (4)	Option-Based Awards (US$) (1)	Non-Equity Incentive Plan Compensation (US$)	All Other Compensation (US$)	Total (US$)
David R. Beatty	$51,700	$36,400	Nil	Nil	$88,100
Brendan Calder	$50,500	$36,400	Nil	Nil	$86,900
Peter F. Cohen	$97,800	$36,400	Nil	Nil	$134,200
John (Jack) P. Curtin, Jr. (5)	$57,900	Nil	Nil	Nil	$57,900
Bernard I. Ghert (2)	$62,700	$36,400	Nil	Nil	$99,100
Michael D. Harris (3)	$45,600	$36,400	Nil	Nil	$82,000
___________

Notes:

(1)
The amounts reflect accounting expense recognized in the applicable period for all outstanding equity-based compensation in the form of stock options. The amounts reported for each director were recognized in accordance with Statement of Financial Accounting Standard Number 123 as Revised, which generally requires recognition of the fair value of equity-based compensation over the applicable vesting period for the award. Assumptions used in the calculation of these compensation costs are discussed in Note 15 to the Corporation's audited consolidated financial statements for the fiscal year ended December 31, 2010. However, the table above does not reflect equity compensation expense net of a forfeiture assumption. For a description of the material terms of the Option Plan and each option grant, see "Incentive Award Plans – Stock Option Plan" above and "Director Outstanding Option-Based Awards" below.

(2)
As Chair of the Audit Committee, Mr. Ghert participated in meetings with Management and others related to compliance with the U.S. Sarbanes-Oxley Act and was paid regular committee attendance fees in respect thereof.

(3)
Mr. Harris is also Vice-Chairman of Colliers Macaulay Nicolls Inc., a subsidiary of the Corporation, for which he receives a monthly retainer of C$3,000 in respect of advice and assistance provided from time to time.

(4)
Reflects the compensation plan for non-employee directors who were members of the Board in 2007, as adopted by the Board in August 2007, pursuant to which an option grant was made to each then non-employee director of 25,000 options in exchange for which each such non-employee director agreed to forego a portion of his annual retainer in the amount of C$35,000 per year for a period of five years. The foregoing arrangement applies to all current non-employee directors other than John (Jack) P. Curtin, Jr. See "Compensation of Directors" above.

(5)
Mr. Curtin was elected as a director on April 14, 2010 and was appointed to the Audit Committee on September 14, 2010; the compensation earned reflects only the time that Mr. Curtin was a member of the Board and the Audit Committee, respectively.

The following table summarizes the fees paid to individual directors during fiscal 2010. During the fiscal year ended December 31, 2010, the Corporation paid to such directors, in their capacity as such, aggregate fees equal to US$383,900 (C$395,300).

Name	Board & Board Chair Annual Retainer(2) (C$)	Committee & Committee Chair Annual Retainer(2) (C$)	Total Board Attendance Fees (C$)	Total Committee Attendance Fees (C$)	Total Fees Payable (C$)	Total Fees Paid in Cash (C$)
David R. Beatty	$40,000	$6,300	$6,300	$2,000	$54,600	$54,600
Brendan Calder	$40,000	$6,300	$7,000	Nil	$53,300	$53,300
Peter F. Cohen	$105,600	Nil	$6,300	$2,000	$113,900	$113,900
John (Jack) P. Curtin, Jr. (3)	$53,400	Nil	$5,300	$1,000	$59,700	$59,700
Bernard I. Ghert (1)	$40,000	$12,500	$7,000	$7,600	$67,100	$67,100
Michael D. Harris	$40,000	Nil	$7,000	Nil	$47,000	$47,000
___________

Notes:

(1)
As Chair of the Audit Committee, Mr. Ghert participated in meetings with management and others related to compliance with the U.S. Sarbanes-Oxley Act and was paid regular committee attendance fees in respect thereof.

(2)
Reflects the compensation plan for non-employee directors who were members of the Board in 2007, as adopted by the Board in August 2007, pursuant to which an option grant was made to each then non-employee director of 25,000 options in exchange for which each such non-employee director agreed to forego a portion of his annual retainer in the amount of C$35,000 per year for a period of five years. The foregoing arrangement applies to all current non-employee directors other than John (Jack) P. Curtin, Jr. See "Compensation of Directors" above.

(3)
Mr. Curtin was elected as a director on April 14, 2010 and was appointed to the Audit Committee on September 14, 2010; the compensation earned reflects only the time that Mr. Curtin was a member of the Board and the Audit Committee, respectively.

Director Outstanding Option-Based Awards

The table below reflects all option-based awards for each director of the Corporation outstanding as at December 31, 2010 (including option-based awards granted to a director before fiscal 2010). The Corporation does not have any other equity incentive plan other than the Option Plan.

DIRECTOR OPTION–BASED AWARDS OUTSTANDING AS AT DECEMBER 31, 2010
Name of Director	Number of Securities Underlying Unexercised Options (1)	Option Exercise Price (US$/Security)	Option Expiration Date (2)	Value of Unexercised In-the-Money Options (US$) (4)
David R. Beatty	25,000 10,000	US$33.25 US$17.22	August 2, 2012 May 21, 2013	Nil US$129,600
Brendan Calder	25,000 10,000	US$33.25 US$17.22	August 2, 2012 May 21, 2013	Nil US$129,600
Peter F. Cohen	25,000 10,000	US$33.25 US$17.22	August 2, 2012 May 21, 2013	Nil US$129,600
John (Jack) P. Curtin, Jr.	–	–	–	–
Bernard I. Ghert	25,000 10,000	US$33.25 US$17.22	August 2, 2012 May 21, 2013	Nil US$129,600
Michael D. Harris	25,000 10,000	US$33.25 US$17.22	August 2, 2012 May 21, 2013	Nil US$129,600
Jay S. Hennick(3)	–	–	–	–
Steven S. Rogers	–	–	–	–
___________

Notes:

(1)	Each option entitles the holder to purchase one Subordinate Voting Share.
(2)
The options vest 10% on the grant date, 15% on the first anniversary, 20% on the second anniversary, 25% on the third anniversary and 30% on the fourth anniversary of the grant date. The expiration date is the fifth anniversary of the grant date.

(3)
In exchange for being provided with the Arrangement, under the terms of the Option Plan, the Founder and CEO of the Corporation, Jay S. Hennick, is not eligible to participate in the Option Plan or to receive grants of options thereunder. See "Executive Compensation – Management Contract".

(4)	Calculated using the closing price per Subordinate Voting Share on the NASDAQ Stock Market on December 31, 2010 of US$30.18 less the exercise price of the applicable stock options.

The following table provides information concerning the incentive award plans of the Corporation with respect to each director of the Corporation during the fiscal year ended December 31, 2010. The only incentive award plans of the Corporation during fiscal 2010 were the Option Plan, an annual performance bonus plan for Management and employees and, with respect to the Founder and CEO, pursuant to a sale of control arrangement. See "Incentive Award Plans – Annual Performance Bonus Plan", "Incentive Award Plans– Stock Option Plan" and "Management Contract" above.

INCENTIVE AWARD PLANS – VALUE VESTED OR EARNED DURING THE FISCAL YEAR ENDED DECEMBER 31, 2010
Name of Director	Option-Based Awards – Value Vested During Fiscal 2010 (US$) (1)	Non-Equity Incentive Plan Compensation – Value Earned During Fiscal 2010 (US$)
David R. Beatty	US$9,600	Nil
Brendan Calder	US$9,600	Nil
Peter F. Cohen	US$9,600	Nil
John (Jack) P. Curtin, Jr.	–	Nil
Bernard I. Ghert	US$9,600	Nil
Michael D. Harris	US$9,600	Nil
Jay S. Hennick (2)	–	Nil
Steven S. Rogers	–	Nil
___________

Note:

(1)	Calculated using the closing price per Subordinate Voting Share on NASDAQ on the applicable vesting date less the exercise price of the applicable stock options.
(2)	The amounts reported for Jay S. Hennick are in his capacity as a director of the Corporation. For the amounts reported in his capacity as the Founder and CEO, see "Incentive Award Plans" above.

Performance Graph

The following graph compares the total cumulative shareholder return for C$100 invested in Subordinate Voting Shares (with any cash dividends reinvested into Subordinate Voting Shares)(1) on the TSX (symbol: FSV) [line "FirstService Corporation – SVS" in the graph below] with the S&P/TSX Composite Total Return Index(2) for the period commencing December 31, 2005 and ending December 31, 2010. The Subordinate Voting Shares are also traded on NASDAQ (symbol: FSRV).

The following graph also compares the total cumulative shareholder return for C$100 invested in Subordinate Voting Shares (with any cash dividends reinvested into Subordinate Voting Shares)(1), assuming the retention of the Series 1 Shares received on August 1, 2007 by the holders of Subordinate Voting Shares as a special stock dividend (with any cash dividends reinvested into Series 1 Shares)(1) [line "FirstService Corporation – Total Return" in the graph below] with the S&P/TSX Composite Total Return Index(2) for the period commencing December 31, 2005 and ending December 31, 2010. On August 1, 2007, holders of Subordinate Voting Shares received a stock dividend of one Series 1 Share for every five Subordinate Voting Shares. Each Series 1 Share has a stated value of US$25.00, carries a fixed cumulative annual dividend of US$1.75 payable quarterly and is redeemable for cash or Subordinate Voting Shares (in whole or in part) at the option of the Corporation. The Series 1 Shares are listed for trading on the TSX in United States dollars (symbol: FSV.PR.U). The value of the Series 1 Shares and the dividends received in respect thereof are only reflected and taken into account in the line "FirstService Corporation – Total Return" in the graph below and then only to the extent as would have been received on August 1, 2007 in connection with the special stock dividend described above (with dividends thereon reinvested into Series 1 Shares).

December 31	2005	2006	2007	2008	2009	2010
FirstService Corporation – SVS	100.0	90.5	101.5	53.6	68.0	100.7
FirstService Corporation – Total Return	100.0	90.5	115.0	66.7	86.4	123.0
S&P/TSX Composite Total Return Index	100.0	117.3	128.8	86.3	116.5	137.0
___________

Notes:

(1)
The cumulative return of: (a) the Subordinate Voting Shares; and (b) the Subordinate Voting Shares assuming the retention of the Series 1 Shares, are based on the closing prices of the Subordinate Voting Shares and Series 1 Shares, as the case may be, on the TSX on December 31, 2005, 2006, 2007, 2008, 2009 and 2010 or, if there was no trading on such date, the closing price on the last trading day prior to such date. Cash dividends on the Series 1 Shares have been treated as being reinvested into additional Series 1 Shares on the payment date of each dividend. The stock dividend of Series 1 Shares received by holders of Subordinate Voting Shares in August 2007, and the cash dividends received by the holders of Series 1 Shares since August 1, 2007, are only taken into account in the line "FirstService Corporation – Total Return". As the Series 1 Shares trade in United States dollars, amounts were converted into Canadian dollars using the Bank of Canada noon rate of exchange on the applicable date.

(2)	The S&P/TSX Composite Total Return Index is a total return index, the calculation of which includes dividends and distributions reinvested.

As noted in the graph above, the total cumulative shareholder return for C$100 invested in Subordinate Voting Shares and Subordinate Voting Shares (assuming the retention of the Series 1 Shares received on the stock dividend) outpaced the S&P/TSX Composite Total Return Index during the period beginning December 31, 2006 and ending December 31, 2007, and during such time Management and employees earned corresponding cash bonuses pursuant to the Corporation's annual performance bonus plan. However, during the twelve month periods ended December 31, 2008 and December 31, 2009, respectively, the trend of the total cumulative shareholder return was negative, and, during such time, Management and employees did not earn cash bonuses pursuant to the Corporation's annual performance bonus plan and, in fiscal 2009, the Named Executive Officers did not receive any increase in their base salaries. However, in fiscal 2010, the total cumulative shareholder return for C$100 invested in Subordinate Voting Shares and Subordinate Voting Shares (assuming the retention of the Series 1 Shares received on the stock dividend) again outpaced the S&P/TSX Composite Total Return Index, which was reflected in a 44% increase in adjusted diluted earnings per share for fiscal 2010 (US$1.61) over the prior year, adjusted for cost containment charges incurred (US$1.12, having regard to a cost containment charge per share of US$0.30), and consequently, an annual performance bonus was earned by each Named Executive Officer. See "Compensation Discussion and Analysis – Base Salary" and "– Annual Bonus Incentive" above.

NORMAL COURSE ISSUER BID

Pursuant to a notice of intention to make a normal course issuer bid dated June 1, 2010, the Corporation commenced a normal course issuer bid to purchase up to a maximum of 2,570,000 Subordinate Voting Shares and 411,000 Series 1 Shares, being approximately 10% of the "public float" of each class of such shares, respectively, as at June 1, 2010 (the "NCIB"). The Corporation believes that the Subordinate Voting Shares and Series 1 Shares may from time to time trade in a price range that does not adequately reflect the value of such shares in relation to the business of the Corporation and its future business prospects and that purchases of Subordinate Voting Shares and Series 1 Shares pursuant to the NCIB will enhance shareholder value and represent an attractive investment to the Corporation. Purchases pursuant to the NCIB may occur on the TSX and NASDAQ between June 7, 2010 and June 6, 2011 at prices not exceeding the market price of the Subordinate Voting Shares and Series 1 Shares, respectively, at the time of acquisition. The actual number of Subordinate Voting Shares and/or Series 1 Shares which may be purchased pursuant to the NCIB and the timing of any such purchases is determined by senior management of the Corporation. Daily purchases under the NCIB are limited to 13,755 Subordinate Voting Shares and 1,002 Series 1 Shares, respectively, other than as permitted by the TSX and/or NASDAQ (including block purchases). No Subordinate Voting Shares and no Series 1 Shares have been purchased under the current or prior NCIB during fiscal 2010.

The purchase price for Subordinate Voting Shares and Series 1 Shares purchased by the Corporation under the NCIB, if any, will be paid in cash on delivery of the shares. The Corporation intends to finance any purchase of Subordinate Voting Shares and Series 1 Shares under the NCIB from its working capital. Subordinate Voting Shares and Series 1 Shares purchased by the Corporation under the NCIB will be cancelled. Shareholders can obtain a copy of the Notice of Intention to Make a Normal Course Issuer Bid filed with regulators by the Corporation in relation to the NCIB by requesting a copy in writing from the Corporation at 1140 Bay Street, Suite 4000, Toronto, Ontario M5S 2B4.

INDEBTEDNESS OF DIRECTORS AND
EXECUTIVE OFFICERS UNDER SECURITIES PURCHASE PROGRAMS

As at the date hereof, no directors or executive officers of the Corporation, any proposed nominees for election as a director or any associate of any such directors, executive officers or proposed nominees were indebted to the Corporation or any of its subsidiaries in respect of a security purchase program.

As at the date hereof, the aggregate indebtedness owed to the Corporation's subsidiaries entered into in connection with the purchase of securities from all subsidiary executive officers, directors, employees and former executive officers, directors and employees was US$6,004,100.

Otherwise, as at the date hereof, there was no other indebtedness owed to the Corporation or any of its subsidiaries from executive officers, directors, employees and former executive officers, directors and employees of the Corporation or any of its subsidiaries (or to another entity as a result of the indebtedness being subject to a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries).

Since 1999, the Corporation has had a policy to prohibit any new loans to its directors or executive officers.

INDEBTEDNESS OF DIRECTORS AND
EXECUTIVE OFFICERS OTHER THAN UNDER SECURITIES PURCHASE PROGRAMS

As at the date hereof, other than as set out herein, no directors or executive officers of the Corporation, any proposed nominees for election as a director or any associate of any such directors, executive officers or proposed nominees were indebted to the Corporation other than in respect of a security purchase program.

BUSINESS OF THE MEETING

Receipt of Financial Statements

The audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2010 and the report of the auditors' thereon will be presented to the Meeting. No vote by the shareholders with respect thereto is required. If any shareholders have questions regarding the such financial statements, the questions may be brought forward at the Meeting.

The audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2010 and the report of the auditors' thereon and management's discussion and analysis relating thereto are included in the 2010 Annual Report of the Corporation sent to shareholders.

Appointment of Auditors

PricewaterhouseCoopers LLP, Chartered Accountants, are the independent auditors of the Corporation and have served as its auditors since May 23, 1995. Management recommends that shareholders reappoint PricewaterhouseCoopers LLP, Chartered Accountants, as the auditors of the Corporation to hold office until the close of the next annual meeting of the shareholders, and to authorize the Board to fix the remuneration of the auditors. It is intended that the persons named in the accompanying form of proxy (provided the same is duly executed in their favour and is duly deposited), unless their authority to do so has been withheld, will vote the voting shares represented thereby in favour of appointing PricewaterhouseCoopers LLP, Chartered Accountants, as the auditors of the Corporation and authorizing the directors of the Corporation to fix their remuneration.

From time to time, PricewaterhouseCoopers LLP also provides non-audit services to the Corporation and its subsidiaries. The Audit Committee has considered whether the provision of non-audit services is compatible with maintaining PricewaterhouseCoopers LLP's independence and has concluded that it is. Total fees paid to PricewaterhouseCoopers LLP, Chartered Accountants, in fiscal 2010 were approximately US$1,884,000. Of such amount, US$1,457,000 related to audit fees (being fees billed by the Corporation's external auditor for audit services, including statutory and subsidiary audits), US$255,000 related to audit-related fees (being fees billed for assurance and related services by the Corporation's external auditor that are reasonably related to the performance of the audit or review of the Corporation's financial statements and are not reported under audit fees) and US$172,000 related to tax fees (being the fees billed for professional services rendered by the Corporation's external auditor for tax compliance, tax advice and tax planning). For more information on the Audit Committee, consult the Annual Information Form of the Corporation for the year ended December 31, 2010 available at www.sedar.com.

Election of Directors

The Board currently consists of eight directors. Pursuant to the Articles of the Corporation, the number of directors to be elected by the holders of Voting Shares shall be a minimum of one and a maximum of twenty. The Board proposes to nominate the seven individuals named in the following tables for election by the holders of Voting Shares at the Meeting as directors of the Corporation. As a result of the requirements of his employment, John (Jack) P. Curtin, Jr., a current director, is not able to remain as a director of the Corporation after the Meeting and is therefore not a nominee for election to the Board at the Meeting. Each director elected will hold office until the next annual meeting of the Corporation, or until his successor is duly elected or appointed, unless: (i) his office is earlier vacated in accordance with the articles and by-laws of the Corporation; or (ii) he becomes disqualified to act as a director. All of the nominees are currently directors of the Corporation.

Unless provided to the contrary, the persons named in the accompanying form of proxy (if the same is duly executed in their favour and is duly deposited) will vote the voting shares represented thereby in favour of electing as directors the nominees named below. In case any of the following nominees should become unavailable for election for any reason, unless provided to the contrary, the persons named in the accompanying form of proxy will vote the voting shares represented thereby in favour of electing the remaining nominees and such other substitute nominees as a majority of the directors of the Corporation may designate in such event.

The Corporation has adopted a policy whereby any nominee for election as a director for whom the number of votes withheld exceeds the number of votes cast in his or her favour at an annual (or annual and special) meeting of shareholders will be deemed not to have received the support of shareholders, even if he or she is elected. A director elected in such circumstances must immediately tender his or her resignation to the Governance Committee, and the committee will submit a recommendation to the Board. Within 90 days of receiving the final voting results, the Board will issue a press release announcing the resignation of the director or explaining the reasons justifying its decision not to accept such resignation.

The following information is submitted with respect to the individuals proposed to be nominated for election as directors at the Meeting:

David R. Beatty, o.b.e. Ontario, Canada Age: 69
Mr. Beatty is currently the Chairman and Chief Executive Officer of Beatinvest Limited (an investment company), Director of the Institute of Corporate Directors, Director of the Clarkson Centre for Business Ethics and Board Effectiveness and Professor of Strategic Management at The Rotman School of Management, University of Toronto. Mr. Beatty was previously the founding Managing Director of the Canadian Coalition for Good Governance, founding Chairman of Orogen Minerals Limited, Chairman and Chief Executive Officer of Old Canada Investment Corporation Limited and President of Weston Foods. Mr. Beatty is Honorary Consul to Canada for the Government of Papua New Guinea and in 1993 was awarded the O.B.E. A graduate in economics from the University of Toronto (Trinity College), he was a Nuffield Scholar at the University of Cambridge (Queens' College) where he obtained an M.A. in Economics.

Director Since: May 15, 2001

Independent
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(2)
Areas of Expertise:	Board Audit Compensation Governance (Chair)	4 of 4 5 of 5 1 of 1 1 of 1	100% 100% 100% 100%	Subordinate Voting Shares Series 1 Shares Total Value of Securities(9)	60,000 17,000 US$2,229,850
• Governance	Options Held(10)
• Compensation	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
• Public Policy	August 2, 2007	August 2, 2012	25,000	US$33.25	25,000	Nil
• Real Estate	May 21, 2008	May 21, 2013	10,000	US$17.22	10,000	US$129,600
• Management	Public Board Memberships During the Last Five Years

Bank of Montreal
Inmet Mining Corporation (Chair: 2009 – Present)
Western Coal Corp. (Chair: 2010 – Present)
Garbell Holdings Limited
Goldcorp Inc.
Husky Injection Molding Systems Ltd.
Thistle Mining Inc.
1992 – Present 2003 – Present 2010 – Present 1995 – 2006 1994 – 2006 2004 – 2007 1998 – 2005

Brendan Calder Ontario, Canada Age: 64
Mr. Calder has been the Adjunct Professor of Strategic Management and the Entrepreneur in Residence/Effective Executive in Residence at the Rotman School of Management, University of Toronto since 2001 (currently conducting the MBA course, GettingItDone!), is Chair of Rotman's Desautels Centre for Integrative Thinking and formerly the founding Chair of the Rotman International Centre for Pension Management. Mr. Calder is also a director of Impact Consulting Group and a Senior Fellow at Massey College. Mr. Calder was with CIBC Mortgages, Inc. and served as that company's Chair, President and CEO from 1995 to 2000. Mr. Calder is also past Chair of the Peter F. Drucker Canadian Foundation and is a director of the public entities listed below, as well a private entity director of EllisDon Corporation and the Toronto International Film Festival Group. Mr. Calder holds a Bachelor of Mathematics degree from the University of Waterloo and attended the Advance Management Program at Harvard University. Mr. Calder is an Institute of Corporate Directors certified director (ICD.D).

Director Since: June 14, 1996

Independent
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(3)
	Board Compensation (Chair) Governance	4 of 4 1 of 1 1 of 1	100% 100% 100%	Subordinate Voting Shares Series 1 Shares Total Value of Securities(9)	14,661 2,932 US$514,743
Areas of Expertise:	Options Held(10)
• Governance	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
• Finance	August 2, 2007	August 2, 2012	25,000	US$33.25	25,000	Nil
• Management	May 21, 2008	May 21, 2013	10,000	US$17.22	10,000	US$129,600
Public Board Memberships During the Last Five Years
	Coventree Inc. (Chair: 2007 – Present) ClearPoint Business Resources, Inc. Custom Direct Income Fund				2005 – Present 2005 – 2010 2003 – 2007

Peter F. Cohen Ontario, Canada Age: 58
Mr. Cohen is a Chartered Accountant and a former partner in an audit practice of a public accounting firm. Mr. Cohen is currently the Chair of the Board of the Corporation and President and Chief Executive Officer of the Dawsco Group, a private real estate and investment company owned by Mr. Cohen and his family. Mr. Cohen was a co-founder and Chairman and Chief Executive Officer of Centrefund Realty Corporation, a publicly traded shopping center investment company until August 2000 when control of the company was sold.

Director Since: March 30, 1990
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(4)
Chair of the Board Since: May 2005	Board (Chair) Audit Governance	4 of 4 5 of 5 1 of 1	100% 100% 100%	Subordinate Voting Shares Series 1 Shares Total Value of Securities(9)	230,000 52,000 US$8,223,200
Independent	Options Held(10)
Areas of Expertise:	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
• Governance	August 2, 2007	August 2, 2012	25,000	US$33.25	25,000	Nil
• Real Estate	May 21, 2008	May 21, 2013	10,000	US$17.22	10,000	US$129,600
• Accounting	Public Board Memberships During the Last Five Years
• Management	None

Michael D. Harris, icd.d Ontario, Canada Age: 66
Mr. Harris was elected the twenty-second Premier of the Province of Ontario on June 8, 1995 and then re-elected in 1999, making him the first Ontario Premier in over 30 years to form a second consecutive majority government. After leaving office in April 2002, Mr. Harris joined the law firm of Goodmans LLP as a Consultant and Senior Business Advisor until March 1, 2010. On March 1, 2010, Mr. Harris joined Cassels Brock & Blackwell LP as Senior Business Advisor. Mr. Harris is President of his own consulting firm, Steane Consulting Ltd., and, in this capacity, acts as a consultant to various Canadian companies. Mr. Harris also serves as a director on several corporate public company boards listed below as well as the board of Tim Horton Children's Foundation and Mount Royal University Foundation. Mr. Harris is the Honorary Chair of the North Bay District Hospital Capital Campaign and the Nipissing University and Canadore College Capital Campaign. Mr. Harris is also a Senior Fellow with the Fraser Institute, a leading Canadian economic, social research and education organization, and an Institute of Corporate Directors certified director (ICD.D).

Director Since: June 26, 2006

Independent
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(6)
	Board Compensation	4 of 4 1 of 1	100% 100%	Subordinate Voting Shares Series 1 Shares	6,700 2,740
Areas of Expertise:				Total Value of Securities(9)	US$269,747
• Governance	Options Held(10)
• Public Policy	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	August 2, 2007	August 2, 2012	25,000	US$33.25	25,000	Nil
	May 21, 2008	May 21, 2013	10,000	US$17.22	10,000	US$129,600
Public Board Memberships During the Last Five Years
	Canaccord Financial Inc. Chartwell Seniors Housing Real Estate Investment Trust Magna International Inc. Route1 Inc. Augen Capital Corp. EnGlobe Corp.				2004 – Present 2003 – Present 2003 – Present 2009 – Present 2008 – 2010 2004 – 2011

Bernard I. Ghert, c.m. Ontario, Canada Age: 71
Mr. Ghert was previously President and Chief Executive Office of the Cadillac Fairview Corporation Limited from 1981 to 1987 and President of Stelworth Investments Inc. from 1987 to 1992. Mr. Ghert has been a director of many organizations in the private and public sectors, including Cadillac Fairview, Stelworth, CT Financial and Canada Trust, Wellington Insurance and the Canada Deposit Insurance Corporation. Mr. Ghert has served as Director of the Managers of several Middlefield Funds, President of the Canadian Institute of Public Real Estate Companies and was a former member of the Advisory Board of the Office of the Superintendent of Financial Institutions. Mr. Ghert currently is Chairman of the Independent Review Committee of Middlefield Fund Management Limited, President of the B.I. Ghert Family Foundation, President of Coppi Holdings Ltd. and Immediate Past Chair of the Mount Sinai Hospital Board of Directors.

Director Since: June 23, 2004

Independent
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(5)
	Board Audit (Chair)	4 of 4 5 of 5	100% 100%	Subordinate Voting Shares Series 1 Shares Debentures	2,700 2,280 3,000
Areas of Expertise:				Total Value of Securities(9)	US$511,188
• Governance	Options Held(10)
• Finance	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
• Real Estate	August 2, 2007	August 2, 2012	25,000	US$33.25	25,000	Nil
	May 21, 2008	May 21, 2013	10,000	US$17.22	10,000	US$129,600
Public Board Memberships During the Last Five Years

INDEXPLUS 2 Income Fund
MAXIN Income Fund, INDEXPLUS Income Fund
YIELDPLUS Income Fund, MATRIX Income Fund
Alberta Focused Income & Growth Fund
HTR Total Return Fund, Middlefield Equal Sector Income Fund, MRF 2006 Resource LP and Explorer III Resources LP
MRF 2006 II Resource Limited Partnership
Chairman of the Independent Review Committee of Middlefield Fund Management Limited, as General Partner of the following:
Resource Funds: MRF 2008 Resource Limited Partnership (2008 to 2010), MRF 2009 Resource Limited Partnership (2009 to 2011), Discovery 2008 Flow-Through Limited Partnership (2008 to 2010) and Discovery 2009 Flow-Through Limited Partnership (2009 to present)
Chairman of the Independent Review Committee of Middlefield Limited, as Manager of the following (as of December 1, 2009, except where noted):
TSX-Listed Funds: ACTIVEnergy Income Fund (as of September 25, 2009), COMPASS Income Fund, INDEXPLUS Income Fund, MINT Income Fund, Middlefield Tactical Energy Corporation (formerly, OilSands Canada Corporation), Uranium Focused Energy Fund, YIELDPLUS Income Fund, Pathfinder Convertible Debenture Fund (as of December 21, 2009), Convertible Debenture Trust (as of December 21, 2009), GMIncome & Growth Fund (as of October 20, 2010) and INDEXPLUS Dividend Fund (as of February 18, 2011)
Resource Funds: MRF 2010 Resource Limited Partnership (as of December 11, 2009), Discovery 2010 Flow-Through Limited Partnership (as of March 3, 2010) and MRF 2011 Resource Limited Partnership (as of December 10, 2010)
Middlefield Mutual Funds Limited (a mutual fund corporation comprising a number of outstanding classes of mutual funds)
2003 – 2006 2003 – 2007 2004 – 2007 2006 – 2007 2007 – 2008 2007 – 2009 2007 – Present

Jay S. Hennick Ontario, Canada Age: 54
Mr. Hennick is the founder and Chief Executive Officer of the Corporation. Mr. Hennick is a lawyer and was a partner with a prominent Toronto based law firm prior to taking up his full-time position with the Corporation in 1995. In 1998, Mr. Hennick was awarded Canada's Entrepreneur of the Year and named Canada's CEO of the Year in 2001 by Canadian Business Magazine. Mr. Hennick is the Treasurer and a director of The Mount Sinai Hospital. In addition, Mr. Hennick has endowed the Jay S. Hennick LL.B. – MBA Program at the Faculty of Law and School of Management at the University of Ottawa Law School, his alma mater, and The Hennick Centre for Business and Law at Osgoode Hall Law School an the Schulich School of Business, York University. Mr. Hennick was Chairman of the Board until May 2005 (when this position was taken up by Peter F. Cohen) and President of the Corporation until October 2005 (when this position was taken up by D. Scott Patterson).

Director Since: May 30, 1988

Non-Independent
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(7)
	Board	3 of 4	75%	Subordinate Voting Shares Multiple Voting Shares Series 1 Shares	1,315,609 1,325,694 1,438,549
Areas of Expertise:				Total Value of Securities(9)	US$115,174,757
• Management	Options Held
• Real Estate • Finance
None. In exchange for being provided with the Arrangement, Mr. Hennick is not eligible to participate in the Option Plan or to receive grants of options thereunder. See "Executive Compensation – Management Contract".

Public Board Memberships During the Last Five Years
None.

Steven S. Rogers Ontario, Canada Age: 54
Since 1992, Mr. Rogers has served as President and Chief Executive Officer of The Franchise Company Inc., a subsidiary of the Corporation. Mr. Rogers was previously a senior executive of College Pro Painters Ltd., a subsidiary of The Franchise Company Inc.

	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(8)
Director Since: August 30, 1989	Board	4 of 4	100%	Subordinate Voting Shares Series 1 Shares	582,302 39,858
Non-Independent				Total Value of Securities(9)	US$18,556,374
Areas of Expertise:	Options Held(10)
• Management	None.
• Finance	Public Board Memberships During the Last Five Years
• Retail Operations	None.

Notes:

(1)
Securities relates to Subordinate Voting Shares, Multiple Voting Shares and Series 1 Shares. See "Authorized Capital, Voting Shares and Principal Holders Thereof". The information contained herein as to securities beneficially owned, or controlled or directed, directly or indirectly is based upon information furnished to the Corporation by the respective director nominees.

(2)	Mr. Beatty owns all of the shares listed directly.
(3)	261 Subordinate Voting Shares and 52 Series 1 Shares are held in a registered retirement savings plan of which Mr. Calder is the annuitant. Mr. Calder owns the remainder of the shares listed directly.
(4)	The Dawsco Group, which Mr. Cohen controls or directs, owns 120,000 Subordinate Voting Shares and 32,000 Series 1 Shares. Mr. Cohen owns the remainder of the shares listed directly.
(5)
1306159 Ontario Limited, a corporation which Mr. Ghert controls or directs, is the direct holder of 800 Subordinate Voting Shares and 160 Series 1 Shares. The B.I. Ghert Family Foundation, an entity which Mr. Ghert controls or directs, is the direct holder of 1,200 Subordinate Voting Shares and 1,980 Series 1 Shares. Mr. Ghert directly owns 700 Subordinate Voting Shares and 140 Series 1 Shares in a RIF and owns all Debentures directly in a LIF.

(6)
Mr. Harris is also Vice-Chairman of Colliers Macaulay Nicolls Inc., a subsidiary of the Corporation, for which he receives a monthly retainer of $3,000. Steane Consulting Limited, a corporation which Mr. Harris controls or directs, is the holder of 2,000 Subordinate Voting Shares and 2,500 Series 1 Shares. LMH Investments Ltd., a corporation which Mr. Harris controls or directs, is the holder of 2,000 Subordinate Voting Shares. Mr. Harris owns the remainder of the shares listed directly.

(7)
Beneficially owns, or controls or directs, directly or indirectly, Subordinate Voting Shares and Multiple Voting Shares as described under "Authorized Capital, Voting Shares and Principal Holders Thereof". Henset Capital Inc., an entity which Mr. Hennick controls or directs, is the holder of 1,103,974 Subordinate Voting Shares, 1,325,694 Multiple Voting Shares and 1,433,789 Series 1 Shares. The Jay and Barbara Hennick Family Foundation, an entity which Mr. Hennick controls or directs, is the holder of 158,400 Subordinate Voting Shares. 33,200 Subordinate Voting Shares and 4,760 Series 1 Shares are held in a registered retirement savings plan of which Mr. Hennick is the annuitant and Mr. Hennick owns 20,035 Subordinate Voting Shares directly. Mr. Hennick also has rights under the Arrangement. See "Executive Compensation – Management Contract".

(8)
1054329 Ontario Limited, a corporation which Mr. Rogers controls or directs, is the holder of 86,504 Subordinate Voting Shares and 17,300 Series 1 Shares. 176714 Canada Ltd., a corporation which Mr. Rogers controls or directs, is the holder of 417,504 Subordinate Voting Shares and 8,600 Series 1 Shares. 5,300 Series 1 Shares are held in a registered retirement savings plan of which Mr. Rogers is the annuitant. Mr. Rogers owns the remainder of the shares listed directly. In addition, 176714 Canada Ltd. also owns 700 Class "C" common shares of The Franchise Company Inc., a subsidiary of the Corporation, being 3.1% of the outstanding shares of such company.

(9)
Determined using the closing price per Subordinate Voting Share on NASDAQ on December 31, 2010 of US$30.18 and the closing price per Series 1 Share and per US$100 principal amount of Debentures on the TSX on December 30, 2010 of US$24.65 and US$124.50, respectively (there was no trading in Series 1 Shares or Debentures on December 31, 2010).

(10)
The options vest 10% on the grant date, 15% on the first anniversary, 20% on the second anniversary, 25% on the third anniversary and the balance on the fourth anniversary of the grant date. The expiration date is the fifth anniversary of the grant date. The August 2007 options held by each non-management director at such time were awarded in lieu of receiving a portion of the annual director retainer for a period of five years. See "Executive Compensation – Compensation of Directors". The value of the options was determined using the closing price of the Subordinate Voting Shares on NASDAQ on December 31, 2010 of US$30.18.

(11)
John (Jack) P. Curtin, Jr. is not a nominee for election to the Board at the Meeting. Mr. Curtin owns 5,000 Subordinate Voting Shares and 10,000 Series 1 Shares having a total value (see footnote 9), as at December 31, 2010, of US$397,400.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the best of the knowledge of the Corporation and based upon information provided to it by the proposed directors for election to the Board, none of the proposed directors:

(a)
is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that: (i) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)
is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)
has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

except for: (i) David R. Beatty who was a director of Thistle Mining Inc. when Thistle announced on December 21, 2004 that it intended to undertake a restructuring under the Companies' Creditors Arrangement Act. While Thistle completed the restructuring on June 30, 2005, its common shares were suspended from trading on the Alternative Investment Market from June 30, 2005 to July 13, 2005 and its common shares were suspended from trading on the TSX on December 31, 2004 due to the restructuring until Thistle delisted in February 2006. Mr. Beatty is no longer a director of Thistle Mining Inc.; and (ii) Michael D. Harris who (A) is a director of Grant Forest Products Inc., an Ontario corporation, which, among others, filed for and obtained protection under the Companies' Creditors Arrangement Act on June 25, 2009 and (B) was a director of Naturade, Inc., a company publicly traded in the United States, from December 2005 until August 2006, which company, within a year after Mr. Harris' resignation as a director, filed for reorganization under Chapter 11 of the US Bankruptcy Code.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise indicated in this Circular, no person who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation's last financial year, no proposed nominee for election as a director of the Corporation, and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INSURANCE

The Corporation holds a directors' and officers' liability insurance policy (the "Policy") which is designed to protect the Corporation and its directors and officers against any legal action which may arise as a result of wrongful acts on the part of directors and/or officers of the Corporation. The Policy is written for limits of US$45,000,000 subject to a corporate deductible of US$500,000 on securities claims and US$250,000 on all other claims. In respect of the fiscal year ended December 31, 2010, the cost to the Corporation in maintaining the Policy was US$407,900.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information is being provided in the Corporation's comparative financial statements for the financial year ended December 31, 2010 and the related management's discussion and analysis. A copy of the following documents may be obtained, without charge, upon request to the Chief Financial Officer of the Corporation at 1140 Bay Street, Suite 4000, Toronto, Ontario M5S 2B4, Phone (416) 960-9500, Fax: (416) 960-5333: (a) the latest Annual Information Form of the Corporation together with any document, or the pertinent pages of any document, incorporated by reference therein; (b) the comparative financial statements of the Corporation for the financial year ended December 31, 2010 together with the accompanying report of the auditors thereon, any interim financial statements of the Corporation for periods subsequent to December 31, 2010 and the related management's discussion and analysis therefor; and (c) this Circular.

CONTACTING THE BOARD

Shareholders, employees and other interested parties may communicate directly with the Board through the Chair of the Board by writing to:

Chair of the Board FirstService Corporation 1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4

GENERAL

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if matters not now known to management should come before the Meeting, shares represented by proxies solicited by Management will be voted on each such matter in accordance with the best judgement of the nominees voting same. The contents and the sending of the Notice of Meeting and this Circular have been approved by the Board.

By Order of the Board

DOUGLAS G. COOKE
February 25, 2011	Corporate Secretary